United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .)

Interim Financial Statements March 31, 2020

IFRS in US$

Vale S.A. Interim Financial Statements

2

Report of Independent Registered Public Accounting Firm

To the stockholders and Board of Directors of

Vale S.A.

Results of Review of Interim Financial Statements

We have reviewed the accompanying consolidated statement of financial position of Vale S.A. and its subsidiaries (the “Company”) as of March 31, 2020, and the related consolidated income statement and statements of comprehensive income, changes in equity and of cash flows for the three-month periods ended March 31, 2020 and March 31, 2019, including the related notes (collectively referred to as the “interim financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of the Company as of December 31, 2019, and the related consolidated income statement and statements of comprehensive income, changes in equity and of cash flows (not presented herein), and in our report dated February 20, 2020, except for Notes 3 (f.iii) and 34 to the consolidated financial statements, as to which the date is April 3, 2020, which included a paragraph describing a change in the manner of accounting for leases on January 1, 2019, as discussed in Notes 2 (d) and 19 to the consolidated financial statements, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated statement of financial position as of December 31, 2019, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Brumadinho’s dam failure

We draw attention to Note 3 to the interim financial statements that describes the actions taken by the Company and the impacts on the interim financial statements as a consequence of the Brumadinho’s Dam failure. As disclosed by Management, the Company has incurred costs and recorded provisions based on its best estimates and assumptions. Given the nature and uncertainties inherent in this type of event, the amounts recognized and/or disclosed will be reassessed by the Company and may be adjusted significantly in future periods, as new facts and circumstances become known. Our conclusion is not qualified in relation to this matter.

PricewaterhouseCoopers Auditores Independentes, Rua do Russel 804, Edifício Manchete, 6º e 7º andares, Rio de Janeiro, RJ, Brasil 22210-907, T: (21) 3232-6112, F: (21) 3232-6113, www.pwc.com/br

3

Basis for Review Results

These interim financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ PricewaterhouseCoopers

Auditores Independentes

Rio de Janeiro, RJ, Brazil

April 28, 2020

4

Consolidated Income Statement

In millions of United States dollars, except earnings per share data

		Three-month period ended March 31,
	Notes	2020	2019
Net operating revenue	4(c)	6,969	8,203
Cost of goods sold and services rendered	5(a)	(4,278)	(4,701)
Gross profit		2,691	3,502

Operating expenses
Selling and administrative expenses	5(b)	(115)	(110)
Research and evaluation expenses		(95)	(71)
Pre-operating and operational stoppage		(268)	(214)
Brumadinho event	3	(159)	(4,504)
Other operating expenses, net	5(c)	(62)	(84)
		(699)	(4,983)
Impairment and disposals of non-current assets	3	(29)	(204)
Operating income (loss)		1,963	(1,685)

Financial income	6	107	97
Financial expenses	6	(525)	(808)
Other financial items, net	6	(1,867)	5
Equity results and other results in associates and joint ventures	12 and 16	(166)	84
Loss before income taxes		(488)	(2,307)

Income taxes	7
Current tax		(347)	(247)
Deferred tax		996	879
		649	632

Net income (loss)		161	(1,675)
Loss attributable to noncontrolling interests		(78)	(33)
Net income (loss) attributable to Vale's stockholders		239	(1,642)

Earnings (loss) per share attributable to Vale's stockholders:
Basic and diluted earnings (loss) per share:	8
Common share (US$)		0.05	(0.32)

The accompanying notes are an integral part of these interim financial statements.

5

Consolidated Statement of Comprehensive Income

In millions of United States dollars

	Three-month period ended March 31,
	2020	2019
Net income (loss)	161	(1,675)
Other comprehensive income (loss):
Items that will not be subsequently reclassified to income statement
Translation adjustments	(9,463)	(242)
Retirement benefit obligations	9	9
Fair value adjustment to investment in equity securities	(248)	(39)
Total items that will not be subsequently reclassified to income statement, net of tax	(9,702)	(272)

Items that may be subsequently reclassified to income statement
Translation adjustments	4,243	291
Net investments hedge (note 19c)	(520)	(9)
Cash flow hedge	64	-
Total of items that may be subsequently reclassified to income statement, net of tax	3,787	282
Total comprehensive income (loss)	(5,754)	(1,665)

Comprehensive income (loss) attributable to noncontrolling interests	(76)	(38)
Comprehensive income (loss) attributable to Vale's stockholders	(5,678)	(1,627)

Items above are stated net of tax and the related taxes are disclosed in note 7.

The accompanying notes are an integral part of these interim financial statements.

6

Consolidated Statement of Cash Flows

In millions of United States dollars

	Three-month period ended March 31,
	2020	2019
Cash flow from operations (a)	2,005	3,054
Interest on loans and borrowings paid (note 15)	(244)	(246)
Derivatives received (paid), net	273	(118)
Income taxes (including settlement program)	(349)	(490)
Net cash provided by operating activities	1,685	2,200

Cash flow from investing activities:
Capital expenditures	(1,124)	(611)
Additions to investments	(75)	-
Acquisition of subsidiary, net of cash (note 12)	-	(496)
Proceeds from disposal of assets and investments	1	93
Judicial deposits and restricted cash related to Brumadinho event (note 3)	-	(3,490)
Short-term investment (LFTs)	181	14
Other investments activities, net	(54)	24
Net cash used in investing activities	(1,071)	(4,466)

Cash flow from financing activities:
Loans and borrowings from third-parties (note 15)	5,000	1,842
Payments of loans and borrowings from third-parties (note 15)	(375)	(216)
Payments of leasing	(50)	(75)
Dividends and interest on capital paid to noncontrolling interest	(3)	(63)
Net cash provided by financing activities	4,572	1,488

Increase (decrease) in cash and cash equivalents	5,186	(778)
Cash and cash equivalents in the beginning of the period	7,350	5,784
Effect of exchange rate changes on cash and cash equivalents	(748)	2
Cash and cash equivalents at end of the period	11,788	5,008

Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	32	37

Cash flow from operating activities:
Loss before income taxes	(488)	(2,307)
Adjusted for:
Provisions related to Brumadinho event (note 3)	-	4,278
Equity results and other results in associates and joint ventures	166	(84)
Impairment and disposal of non-current assets	29	204
Depreciation, amortization and depletion	815	801
Financial results, net	2,285	706
Changes in assets and liabilities:
Accounts receivable	621	483
Inventories	(227)	(461)
Suppliers and contractors (i)	(674)	(103)
Provision - Payroll, related charges and other remunerations	(208)	(460)
Payments related to Brumadinho event (note 3) (ii)	(217)	-
Other assets and liabilities, net	(97)	(3)
Cash flow from operations (a)	2,005	3,054

(i) Includes variable lease payments.

(ii) Additionally, for the three-month periods ended March 31, 2020 and 2019, the Company incurred in expenses in the amount of US$159 and US$104, respectively, which did not qualify for provision and, as such were recognized in the income statement.

The accompanying notes are an integral part of these interim financial statements.

7

Consolidated Statement of Financial Position

In millions of United States dollars

	Notes	March 31, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents		11,788	7,350
Short-term investments	15	479	826
Accounts receivable	9	2,096	2,529
Other financial assets	11	510	759
Inventories	10	4,090	4,274
Prepaid income taxes		176	370
Recoverable taxes		395	552
Others		410	382
		19,944	17,042

Non-current assets
Judicial deposits	21(c)	2,436	3,133
Other financial assets	11	2,247	2,748
Prepaid income taxes		557	597
Recoverable taxes		538	607
Deferred income taxes	7(a)	10,060	9,217
Others		558	496
		16,396	16,798

Investments in associates and joint ventures	12	2,174	2,798
Intangibles	13	6,896	8,499
Property, plant and equipment	14	39,172	46,576
		64,638	74,671
Total assets		84,582	91,713

Liabilities
Current liabilities
Suppliers and contractors		3,009	4,107
Loans and borrowings	15	940	1,214
Leases		226	225
Other financial liabilities	11	1,565	1,074
Taxes payable		385	512
Settlement program ("REFIS")	7(d)	336	431
Liabilities related to associates and joint ventures	16	453	516
Provisions	20	787	1,230
Liabilities related to Brumadinho	3	990	1,568
De-characterization of dams	3	274	309
Interest on capital		1,218	1,571
Others		1,395	1,088
		11,578	13,845
Non-current liabilities
Loans and borrowings	15	16,135	11,842
Leases		1,468	1,566
Other financial liabilities	11	4,363	4,372
Settlement program ("REFIS")	7(d)	2,628	3,476
Deferred income taxes	7(a)	1,741	1,882
Provisions	20	7,478	8,493
Liabilities related to Brumadinho	3	1,173	1,415
De-characterization of dams	3	1,538	2,180
Liabilities related to associates and joint ventures	16	821	1,184
Streaming transactions		2,046	2,063
Others		356	402
		39,747	38,875
Total liabilities		51,325	52,720

Stockholders' equity	23
Equity attributable to Vale's stockholders		34,403	40,067
Equity attributable to noncontrolling interests		(1,146)	(1,074)
Total stockholders' equity		33,257	38,993
Total liabilities and stockholders' equity		84,582	91,713

The accompanying notes are an integral part of these interim financial statements.

8

Consolidated Statement of Changes in Equity

In millions of United States dollars

	Share capital	Capital reserve	Profit reserves	Treasury stocks	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to noncontrolling interests	Total stockholders' equity
Balance at December 31, 2019	61,614	1,139	7,090	(2,455)	(2,110)	(25,211)	-	40,067	(1,074)	38,993
Net income (loss)	-	-	-	-	-	-	239	239	(78)	161
Other comprehensive income	-	-	(1,593)	-	(239)	(4,085)	-	(5,917)	2	(5,915)
Dividends of noncontrolling interest	-	-	-	-	-	-	-	-	(2)	(2)
Capitalization of noncontrolling interest advances	-	-	-	-	-	-	-	-	6	6
Assignment and transfer of shares (note 23)	-	-	-	14	-	-	-	14	-	14
Balance at March 31, 2020	61,614	1,139	5,497	(2,441)	(2,349)	(29,296)	239	34,403	(1,146)	33,257

	Share capital	Capital reserve	Profit reserves	Treasury stocks	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to noncontrolling interests	Total stockholders' equity
Balance at December 31, 2018	61,614	1,139	10,968	(2,477)	(2,155)	(25,104)	-	43,985	847	44,832
Loss	-	-	-	-	-	-	(1,642)	(1,642)	(33)	(1,675)
Other comprehensive income	-	-	(61)	-	(30)	106	-	15	(5)	10
Dividends of noncontrolling interest	-	-	-	-	-	-	-	-	(2)	(2)
Capitalization of noncontrolling interest advances	-	-	-	-	-	-	-	-	6	6
Assignment and transfer of shares (note 23)	-	-	-	22	-	-	-	22	-	22
Balance at March 31, 2019	61,614	1,139	10,907	(2,455)	(2,185)	(24,998)	(1,642)	42,380	813	43,193

The accompanying notes are an integral part of these interim financial statements.

9

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

1.        Corporate information

Vale S.A. and its direct and indirect subsidiaries (“Vale” or the “Company”) are global producers of iron ore and iron ore pellets, key raw materials for steelmaking, and producers of nickel, which is used to produce stainless steel and metal alloys employed in the production of several products. The Company also produces copper, metallurgical and thermal coal, manganese ore, ferroalloys, platinum group metals, gold, silver and cobalt. The information by segment is presented in note 4.

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo – B3 S.A. (VALE3), New York - NYSE (VALE) and Madrid – LATIBEX (XVALO).

2.        Basis of preparation of the interim financial statements

a)     Statement of compliance

The condensed consolidated interim financial statements of the Company (“interim financial statements”) have been prepared and are being presented in accordance with IAS 34 Interim Financial Reporting of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

b)    Basis of presentation

The interim financial statements have been prepared to update users about relevant events and transactions that occurred in the period and should be read in conjunction with the financial statements for the year ended December 31, 2019. The accounting policies, accounting estimates and judgements, risk management and measurement methods are the same as those applied when preparing the last annual financial statements.

The interim financial statements of the Company and its associates and joint ventures are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the Parent Company is the Brazilian real (“R$”). For presentation purposes, these interim financial statements are presented in United States dollars (“US$”) as the Company believes that this is the relevant currency used by international investors.

The exchange rates used by the Company to translate its foreign operations are as follows:

			Average rate
	Closing rate		Three-month period ended
	March 31, 2020	December 31, 2019	March 31, 2020	March 31, 2019
US Dollar ("US$")	5.1987	4.0307	4.4656	3.7684
Canadian dollar ("CAD")	3.6808	3.1034	3.3148	2.8346
Euro ("EUR" or "€")	5.7264	4.5305	4.9224	4.2802

These interim financial statements were authorized for issue on April 28, 2020.

c) Coronavirus outbreak

The coronavirus outbreak (“COVID-19”) was first reported on December 30, 2019 and has since spread through various countries, with reports of multiple fatalities from the virus, including locations where the Company has its main operations.

On March 11, 2020, the World Health Organization declared COVID-19 outbreak pandemic. During the month of March 2020, governmental authorities in various jurisdictions imposed lockdowns or other restrictions to contain the virus, and various businesses suspended or reduced operations. The final impact on the global economy and financial markets is still uncertain, but is expected to be significant.

As the outbreak develops over the regions where Vale’s operations are concentrated, the Company may face workforce related operational difficulties and may need to adopt contingency measures or eventually suspend operations. A significant portion of the Company’s revenue is originated from sales made to customers in Asia and Europe, and Vale as well rely on an extensive logistics and supply chain, including several ports, distribution centers and suppliers that have operations in affected regions. The Company is closely evaluating the impact of the COVID-19 on its business. Below is a summary of the key impacts on the Company’s business as at March 31, 2020:

10

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Impairment and onerous contracts – The Company assessed whether there have been any trigger events that would require an impairment assessment of its non-financial assets and concluded there have been no changes in the circumstances that would indicate an impairment loss. As the pandemic is still progressing, the financial impact arising from the COVID-19 on the Company’s cash generating units (“CGU”), if any, cannot be reliably estimated at this time. Therefore, the major long-term assumptions applied on the preparation of the cash flow models, such as commodities prices and production levels, remain unchanged for the impairment trigger assessment.

Mozambique, Coal – In 2019, the Company fully impaired the assets related to this CGU because the expected yield of metallurgical coal and thermal coal will not be achieved, mostly due to technical issues on the project and operation of the assets related to this CGU. As a result, the Company has decided to implement a new mining plan and a new plant strategy to achieve the ramp-up of this asset, which includes shortening the life of mine and completing a plant overhaul. However, due to travel and equipment transportation restrictions resulting from the COVID-19 outbreak, the Company is revisiting plans for the Mozambique coal processing plant stoppage.

The halting of the processing plants’ operations was previously expected to start in the second quarter of 2020 and a new date is under evaluation. Other than this, the plan for this CGU has not changed and, therefore, no further impact was recognized in the period ended March 31, 2020.

New Caledonia, Nickel – The New Caledonian operation experienced issues throughout 2019, mainly in relation to production and processing of the refined nickel, associated with the challenges of the unique remoteness of the area. Thus, the Company has started studying alternatives for the operations in New Caledonia, while also considering operational and commercial alternatives to improve the short-term cash flows of Vale New Caledonia. Based on the revision of the business plan taken in 2019, the Company has reduced the expected production levels of refined nickel product for remaining useful life of the mine, leading to an impairment charge of US$2,511 recorded as at December 31, 2019. After the impairment charge, the CGU’s carrying value was US$404 at the year ended December 31, 2019.

Following the recent developments on the COVID-19 outbreak, the disruption in the global markets could increase the challenges that have been already faced by the Company to operate this asset in New Caledonia. Management is currently reviewing the business model in place and studying all options available, including exit alternatives or changes on the production profile. As at March 31, 2020, the Company believes the impairment model prepared for the year ended December 31, 2019 is still the most reasonable scenario as the impacts on the most reasonable scenario as the impacts on the long-term assumptions due to the pandemic are still very uncertain and, accordingly, no additional impairment loss. However, the conclusion of the review and studies referred above may significant change the approach applied to build the discounted cash flows and as a more detailed analysis of the Company’s business plan and alternatives progresses, an additional impairment loss may be required in future reporting periods.

Voisey’s Bay, Nickel - On March 16, 2020, the Company ramped down the Voisey’s Bay mining operation and placed it on care and maintenance, as a precaution to avoid exposure to travel helping to protect the health and well-being of Nunatsiavut and Innu indigenous communities in Labrador in face of the COVID-19 pandemic. The Company did not change its plan for this asset and expects to resume the operation in 2020 and, therefore, impairment losses were not identified in relation to this asset.

Teluk Rubiah Maritime Terminal (“TRMT”), Iron Ore - On March 24, 2020, the Company temporarily halted its operations in the TRMT in Malaysia, as the Company is temporarily unable to secure the minimum resources to safely operate the terminal. During suspension of the operations, vessels heading to TRMT will be redirected and redistributed to blending facilities in China with no expected impact on production and sales volume in 2020. The Company did not change its plan for this asset and expects to resume the operation in 2020 and, therefore, impairment losses were not identified in relation to this asset.

Other assets - The Company did not identify any changes in the circumstances that would indicate an impairment trigger of other assets. At this time, the outbreak has not caused a significant impact to the Company’s operations, but if it continues for an extended period of time, the Company’s financial conditions or results of operations in 2020 may be adversely impacted.

Liquidity – In March 2020, the Company took precautionary measures in order to increase its cash position and preserve financial flexibility in light of current uncertainty in the global markets resulting from the COVID-19 outbreak. The Company drew down US$5 billion under its revolving credit lines maturing June 2022 (US$2 billion) and December 2024 (US$3 billion) and has discontinued the nickel hedge accounting program by selling the contract options for a total consideration of US$230, of which US$220 was settled during the period ended March 31, 2020.

On April 1, 2020 (subsequent event), US$96 (R$500 million) of the Company's bank accounts, which were restricted due to the Brumadinho event (note 3), were released for humanitarian and social actions against COVID-19 outbreak.

11

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Deferred taxes – On March 31, 2020, the Indonesian Government issued Government Regulation (“PERPPU-1”) to manage the economic impact of the COVID-19 global pandemic, which impacts the Indonesian tax policies. The current income tax rate of 25% will be decreased to 22% for fiscal years 2020 and 2021 and further decreased to 20% starting from fiscal year 2022. Therefore, the Company has remeasured its deferred taxes arising from PT Vale Indonesia Tbk (“PTVI”) considering the substantive enactment of the new tax rate. As a result, the Company recognized an income tax gain of US$80 as at March 31, 2020.

Fair value of other assets and liabilities - At this time, the outbreak has not caused any significant impact on the fair value of the Company’s assets and liabilities. However, abnormally large changes have occurred in the valuation of financial assets across many markets since the outbreak. The outbreak continues to be uncertain, making it impossible to forecast the final impact it could have on the economy, and in turn, on the Company’s business, liquidity, and financial position meaning that the fair values of the Company’s assets and liabilities may change in later periods.

Supply chain – The Company’s supply chain might be significantly impacted by the COVID-19, which would result in suspension of operations, operation difficulties, and increases in costs and expenses. In addition, the Company has suspended all non-essential construction works, which could delay the achievement of the expansion plans, revision of operations or resumption of production capacity. There will be no impact on constructions related to dam safety.

Other impacts – In 2019, the Company entered into agreements to sell its 25% interest in Henan Longyu and to divest 20% of its interest in PTVI (note 12). The closing of both transactions was expected in the first quarter of 2020. However, due to the recent developments of the COVID-19 outbreak, the closing of these transactions has been pushed back to later dates in 2020.

3.       Brumadinho dam failure

On January 25, 2019, a tailings dam (“Dam I”) failed at the Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities or presumed fatalities.

The Company has been taking the necessary actions to support the victims and to mitigate and recover the social and environmental damages resulting from the event. For the three-month period ended March 31, 2020 and 2019, the Company recognized in the income statement US$159 (R$708 million) and US$4,504 (R$17,315 million), respectively, to meet its assumed obligations, including de-characterization of the dams, indemnification and donations to those affected by the event, remediation of the affected areas and compensation to the society.

a) De-characterization of the dams

On January 29, 2019, the Company informed the market and Brazilian authorities the decision to speed up the plan to “de-characterize” all of its tailings dams built under the upstream method (same method as Brumadinho’s dam), located in Brazil. Vale has developed engineering projects for de-characterization these structures and recognized a provision of the total expected costs to carry out all projects, including upstream structures, certain “centerline structures” and dikes.

The changes in the provision for the period ended March 31, 2020 and 2019 are as follows:

	2020	2019
Balance at January 1,	2,489	-
Provision recognized	-	1,855
Payments	(65)	-
Present value valuation	(66)	-
Translation adjustment	(546)	(23)
Balance at March 31,	1,812	1,832

	March 31, 2020	December 31, 2019
Current liabilities	274	309
Non-current liabilities	1,538	2,180
Liabilities	1,812	2,489

12

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Framework Agreements and donations

The Company has been working together with the authorities and society to remediate the environmental and social impacts of the event. Therefore, the Company has started negotiations and entered into agreements with the relevant authorities and affected people. Vale has also developed studies and projects to ensure geotechnical safety of the remaining structures at the Córrego do Feijão mine, in Brumadinho, and the removal and proper disposal of the tailings, especially alongside the Paraopeba river. In addition, Vale has set up an exclusive structure for treatment of the rescued animals, enabling emergency care and recovery.

The changes in the provision for the period ended March 31, 2020 and 2019 are as follows:

	2020	2019
Balance at January 1,	2,983	-
Provision for social and economic compensation	-	2,423
Payments	(152)	-
Present value valuation	(20)	-
Translation adjustment	(648)	(32)
Balance at March 31,	2,163	2,391

	March 31, 2020	December 31, 2019
Current liabilities	990	1,568
Non-current liabilities	1,173	1,415
Liabilities	2,163	2,983

The total amount of this provision may vary due to the early stage of the ongoing negotiations, timing and scope of the measures currently being discussed, which are subject to the approval and consent by the relevant authorities.

On April 22, 2020 (subsequent event), was ratified an agreement between Vale and the union to indemnify survivors and workers that were at the Feijão and Jangada mines on the date of the event. The agreement establishes the payment terms for material and moral damages, as well as psychological and psychiatric assistance to survivors until January 2022. The provision for social compensation already considers the estimated amount to comply with this obligation and, therefore, this agreement is part of the provision as at March 31, 2020.

In addition, the Company is under negotiations with the Government of the State of Minas Gerais (“GEMG”) and other relevant authorities for an additional agreement for collective damages indemnification and further compensation for the society and environment. The goal of Vale with a potential agreement would be to provide a stable legal framework for the execution of reparation and compensation, with the suspension of the existing civil lawsuits.

The potential agreement is still very uncertain as it is subject to conclusion of the ongoing negotiations and approval by the Company, the Government of the State of Minas Gerais, Public Prosecutors and other Authorities and Intervenient parties.

Therefore, the provisions recorded in these interim financial statements do not include the potential outcome of the current negotiation as it is not yet possible to reliably estimate an amount or whether the current negotiations will be successful.

The estimate of the economic impact of a potential agreement will depend on (i) final agreement on the list of reparation and compensation projects, (ii) a detailed assessment of the estimates of the amounts to be spent on the reparation and compensation projects being discussed, (iii) an analysis of the detailed scope of such projects to determine their overlap with the initiatives and amounts already provisioned; and (iv) the timing of the execution of projects and disbursements, which will impact the present value of the obligations.

Based on the current terms under discussion, and preliminary estimates subject to the uncertainties listed above, such possible agreement might result in an additional provision ranging from US$770 (R$4 billion) to US$1.5 billion (R$8 billion). All accounting impacts, if any, will be recorded in the period an agreement is reached.

c) Incurred expenses

The Company has incurred expenses, which do not qualify for provision and have been recognized in the income statement, in the amount of US$159 (R$708 million) and US$104 (R$392 million) for the three-month period ended March 31, 2020 and 2019, respectively. These expenses include communication services, accommodation and humanitarian assistance, equipment, legal services, water, food aid, taxes, among others.

d) Operation stoppages

The Company has suspended some operations due to judicial decisions or technical analysis performed by Vale on it’s upstream dam structures. The Company recorded a loss in the income statement of US$163 (R$722 million) and US$160 (R$605 million) for the three-month period ended March 31, 2020 and 2019, respectively, related to the operational stoppage and idle capacity of the ferrous mineral segment. The Company is working on legal and technical measures to resume all operations at full capacity.

13

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

e) Assets write-off

Following the event and the decision to speed up the de-characterization of the upstream dams, the Company recognized a loss of US$154 (R$585 million) as “Impairment and disposal of non-current assets” for the three-month period ended March 31, 2019 in relation to the assets write-off of the Córrego do Feijão mine and those related to the other upstream dams in Brazil. In 2020, the Company did not write-off any asset related to the Brumadinho event.

f) Contingencies and other legal matters

Vale is subject to significant contingencies due to the Brumadinho dam failure. Vale has already been named on several judicial and administrative proceedings brought by authorities and affected people and is currently under investigation. Vale is evaluating these contingencies and would recognize a provision based on the updates on the stage of these claims.

Following these contingencies, approximately US$1,264 (R$6,572 million) of the Company's assets are restricted as at March 31, 2020, of which approximately US$97 (R$508 million) of the Company’s bank accounts are restricted and US$1,167 (R$6,064 million) were converted into judicial deposits.

On April 1, 2020 (subsequent event), the judge of the 2nd Public Finance Court of Belo Horizonte released US$96 (R$500 million) from the Company's restricted bank accounts to be used on actions against COVID-19 outbreak.

For the Brumadinho event, the Company has additional guarantees in the amount of US$1,092 (R$5,677 million), as at March 31, 2020. The expenses related to these additional guarantees in the amount of US$2 (R$10 million) was recorded as financial expense in the Company's income statement for the three-month period ended March 31, 2020.

(f.i) Administrative sanctions

The Company was notified of the imposition of administrative fines by the Brazilian Institute of the Environment and Renewable Natural Resources (“IBAMA”), in the amount of US$48 (R$250 million), which the Company expects to settle through environmental projects. Furthermore, the Secretary for Environment – SEMA Brumadinho imposed administrative fines, in the total amount of US$21 (R$108 million). Both amounts are also recorded as at March 31, 2020.

(f.ii) U.S. Securities class action suits

Vale and certain of its officers and former officers have been named defendants in civil putative class action suits, under U.S. federal securities laws, brought before federal courts in New York by holders of our securities. These complaints were consolidated through an amended complaint brought by the Lead Plaintiff on October 25, 2019 before the United States District Court for the Eastern District of New York.

The Lead Plaintiff alleges that we made false and misleading statements or omitted to make disclosures concerning the risks of the operations of Dam I in the Córrego do Feijão mine and the adequacy of the related programs and procedures.  The Lead Plaintiff has not specified an amount of alleged damages in these actions.  On December 13, 2019, the Company made a motion to dismiss the amended complaint. In January 2020, the lead plaintiff filed an opposition to this motion to dismiss.  On February 21, 2020, Vale filed a reply to the opposition. In March 2020, the lead plaintiff has requested to start the partial discovery, for which the Company filed an opposition on March 20, 2020. The judge has not issued a decision to date.

Vale intends to defend against this action and mount a full defense against these claims. Based on the assessment of the Company´s legal consultants and given its preliminary status, the expectation of loss of this proceeding is classified as possible. However, given the preliminary status of the action, it is not possible at this time to determine a reliable estimate of the potential exposure.

(f.iii) Cooperation with the SEC

The Company is cooperating with the SEC by providing documents and other information concerning the failure of Dam I as requested by the agency.

14

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

g) Insurance

The Company is negotiating with insurers under its operational risk and civil liability, but these negotiations are still at a preliminary stage. Any payment of insurance proceeds will depend on the coverage definitions under these policies and assessment of the amount of loss. Due to uncertainties, no indemnification to the Company was recognized in Vale’s interim financial statements.

Critical accounting estimates and judgments

The measurement of the provision requires the use of significant judgements, estimates and assumptions. The provision reflects the estimated costs to comply with Vale’s obligation in relation to the event.

The main critical assumptions and estimates applied in measuring the provision for de-characterization of the dams considers, among others: (i) volume of the waste to be removed based on historical data available and interpretation of the enacted laws and regulations; (ii) location availability for the tailings disposal; (iii) acceptance by the authorities of the proposed engineering methods and solution; and (iv) updates in the discount rate.

The provision for Framework Agreements and donations may be affected by factors including, but not limited to: (i) changes in laws and regulations; (ii) changes in the current estimated market price of the direct and indirect cost related to products and services, (iii) changes in timing for cash outflows, (iv) changes in the technology considered in measuring the provision, (v) number of individuals entitled to the indemnification payments, (vi) resolution of existing and potential legal claims, (vii) demographic assumptions, (viii) actuarial assumptions, and (ix) updates in the discount rate.

Therefore, future expenditures may differ from the amounts currently provided because the realized assumptions and various other factors are not always under the Company’s control. These changes to key assumptions could result in a material impact to the amount of the provision in future reporting periods. At each reporting period, the Company will reassess the key assumptions used in the preparation of the projected cash flows and will adjust the provision, if required.

15

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

4.        Information by business segment and by geographic area

The Company operated the following reportable segments during this quarter: Ferrous Minerals, Base Metals and Coal. The segments are aligned with products and reflect the structure used by Management to evaluate Company’s performance. The responsible bodies for making operational decisions, allocating resources and evaluating performance are the Executive Boards and the Board of Directors. The performance of the operating segments is assessed based on a measure of adjusted EBITDA.

In 2019, due to the Brumadinho dam failure, the Company has created the Special Recovery and Development Board, which is in-charge of social, humanitarian, environmental and structural recovery measures that are implemented in Brumadinho and other affected areas. This Board reports to the CEO and is responsible to assess the costs related to the Brumadinho event. These costs are not directly related to the Company's operating activities and, therefore, were not allocated to any operating segment.

The Company allocate to “Others” the revenues and cost of other products, services, research and development, investments in joint ventures and associates of other business and unallocated corporate expenses.

a)     Adjusted EBITDA

The definition of Adjusted EBITDA for the Company is the operating income or loss plus dividends received and interest from associates and joint ventures, and excluding the amounts charged as (i) depreciation, depletion and amortization and (ii) impairment and disposal of non-current assets.

	Three-month period ended March 31, 2020
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	4,311	(1,683)	(25)	(23)	(169)	-	2,411
Iron ore pellets	852	(412)	10	(1)	(25)	-	424
Ferroalloys and manganese	46	(49)	-	-	(1)	-	(4)
Other ferrous products and services	87	(71)	1	(1)		-	16
	5,296	(2,215)	(14)	(25)	(195)	-	2,847

Base metals
Nickel and other products	1,044	(661)	(19)	(14)		-	350
Copper	383	(207)	1	(17)	-	-	160
	1,427	(868)	(18)	(31)	-	-	510

Coal	148	(374)	2	(9)		75	(158)

Brumadinho event	-	-	(159)	-	-	-	(159)

Others	98	(92)	(130)	(30)	(4)	-	(158)
Total	6,969	(3,549)	(319)	(95)	(199)	75	2,882

16

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Three-month period ended March 31, 2019
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	4,477	(1,644)	(13)	(19)	(157)	-	2,644
Iron ore pellets	1,674	(753)	(4)	(5)	(10)	-	902
Ferroalloys and manganese	85	(57)	(1)	-	-	-	27
Other ferrous products and services	107	(77)	(1)	-	-	-	29
	6,343	(2,531)	(19)	(24)	(167)	-	3,602

Base metals
Nickel and other products	980	(688)	(12)	(7)	(8)	-	265
Copper	471	(226)	-	(5)	-	-	240
	1,451	(914)	(12)	(12)	(8)	-	505

Coal	333	(423)	(1)	(6)	-	28	(69)

Brumadinho event	-	-	(4,504)	-	-	-	(4,504)

Others	76	(85)	(148)	(29)	-	-	(186)
Total	8,203	(3,953)	(4,684)	(71)	(175)	28	(652)

Adjusted EBITDA is reconciled to net income (loss) as follows:

	Three-month period ended March 31,
	2020	2019
Net income (loss) attributable to Vale's stockholders	239	(1,642)
Loss attributable to noncontrolling interests	(78)	(33)
Net income (loss)	161	(1,675)
Depreciation, depletion and amortization	815	801
Income taxes	(649)	(632)
Financial results	2,285	706
Equity results and other results in associates and joint ventures	166	(84)
Dividends received and interest from associates and joint ventures (i)	75	28
Impairment and disposal of non-current assets	29	204
Adjusted EBITDA	2,882	(652)

(i) Includes remuneration of the financial instrument in the coal segment.

b)       Assets by segment

	March 31, 2020			December 31, 2019
	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangibles (i)	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangibles (i)
Ferrous minerals	1,933	1,320	26,638	1,955	1,729	33,528
Base metals	1,328	10	18,189	1,354	14	19,893
Coal	52	-	-	60	-	-
Others	13	844	1,241	2	1,055	1,654
Total	3,326	2,174	46,068	3,371	2,798	55,075

	Three-month period ended March 31,
	2020			2019
	Capital expenditures (ii)			Capital expenditures (ii)
	Sustaining capital	Project execution	Depreciation, depletion and amortization	Sustaining capital	Project execution	Depreciation, depletion and amortization
Ferrous minerals	536	91	422	279	86	428
Base metals	361	52	360	182	11	306
Coal	80	-	19	50	-	49
Others	2	2	14	1	2	18
Total	979	145	815	512	99	801

(i) Goodwill is allocated mainly to ferrous minerals and base metals segments in the amount of US$1,372 and US$1,752 in March 31, 2020 and US$1,770 and US$1,859 in December 31, 2019, respectively.

(ii) Cash outflows.

17

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c) Net operating revenue by geographic area

	Three-month period ended March 31, 2020
	Ferrous minerals	Base metals	Coal	Others	Total
Americas, except United States and Brazil	100	199	-	-	299
United States of America	44	245	-	-	289
Germany	182	194	-	-	376
Europe, except Germany	286	378	47	-	711
Middle East, Africa and Oceania	242	8	28	-	278
Japan	377	94	13	-	484
China	3,064	116	16	-	3,196
Asia, except Japan and China	411	156	44	-	611
Brazil	590	37	-	98	725
Net operating revenue	5,296	1,427	148	98	6,969

	Three-month period ended March 31, 2019
	Ferrous minerals	Base metals	Coal	Others	Total
Americas, except United States and Brazil	161	220	-	-	381
United States of America	98	209	-	-	307
Germany	262	118	-	-	380
Europe, except Germany	413	396	106	-	915
Middle East, Africa and Oceania	628	6	27	-	661
Japan	478	88	66	-	632
China	3,244	143	-	-	3,387
Asia, except Japan and China	433	223	119	-	775
Brazil	626	48	15	76	765
Net operating revenue	6,343	1,451	333	76	8,203

Provisionally priced commodities sales – The commodity price risk arises from volatility of iron ore, nickel, copper and coal prices. The Company is mostly exposed to the fluctuations in the iron ore and copper price. The selling price of these products can be measured reliably at each period, since the price is quoted in an active market. The final price of these sales will be determined during the second quarter of 2020.

The sensitivity of the Company’s risk on final settlement of its provisionally priced accounts receivables are presented below:

	March 31, 2020
	Thousand metric tons	Provisional price (US$/tonne)	Change	Effect on Revenue (US$ million)
Iron ore	9,595	82.6	+/-10%	79
Iron ore pellets	499	79.5	+/-10%	4
Copper	84	6,577.0	+/-10%	55

18

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

5.       Costs and expenses by nature

a)     Cost of goods sold and services rendered

	Three-month period ended March 31,
	2020	2019
Personnel	413	462
Materials and services	805	953
Fuel oil and gas	279	347
Maintenance	670	628
Energy	189	212
Acquisition of products	62	107
Depreciation and depletion	729	748
Freight	696	761
Others	435	483
Total	4,278	4,701

Cost of goods sold	4,117	4,540
Cost of services rendered	161	161
Total	4,278	4,701

b)       Selling and administrative expenses

	Three-month period ended March 31,
	2020	2019
Selling	17	21
Personnel	47	46
Services	18	14
Depreciation and amortization	17	14
Others	16	15
Total	115	110

c)       Other operating expenses (income), net

	Three-month period ended March 31,
	2020	2019
Provision for litigations	19	79
Profit sharing program	32	35
Others	11	(30)
Total	62	84

6.        Financial result

	Three-month period ended March 31,
	2020	2019
Financial income
Short-term investments	52	46
Others	55	51
	107	97
Financial expenses
Loans and borrowings gross interest	(214)	(252)
Capitalized loans and borrowing costs	32	37
Participative stockholders' debentures	(49)	(377)
Interest on REFIS	(25)	(42)
Interest on lease liabilities	(18)	(19)
Financial guarantees (note 12)	(141)	9
Others	(110)	(164)
	(525)	(808)
Other financial items, net
Net foreign exchange gains (losses) - Loans and borrowings	(1,013)	(10)
Derivative financial instruments (note 19)	(1,384)	93
Other foreign exchange gains (losses), net	549	3
Indexation losses, net	(19)	(81)
	(1,867)	5
Total	(2,285)	(706)

19

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

7.        Income taxes

a) Deferred income tax assets and liabilities

Changes in deferred tax are as follows:

	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2019	9,217	1,882	7,335
Effect in income statement	953	(43)	996
Transfers between asset and liabilities	40	40	-
Translation adjustment	(1,945)	(148)	(1,797)
Other comprehensive income	1,795	10	1,785
Balance at March 31, 2020	10,060	1,741	8,319

	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2018	6,908	1,532	5,376
Effect in income statement	849	(30)	879
Translation adjustment	(37)	18	(55)
Other comprehensive income	(9)	4	(13)
Balance at March 31, 2019	7,711	1,524	6,187

b)    Income tax reconciliation – Income statement

The total amount presented as income taxes in the income statement is reconciled to the statutory rate, as follows:

	Three-month period ended March 31,
	2020	2019
Loss before income taxes	(488)	(2,307)
Income taxes at statutory rate - 34%	166	784
Adjustments that affect the basis of taxes:
Tax incentives	310	32
Equity results	(37)	36
Addition (reversal) of tax loss carryforward (i)	237	(228)
Others	(27)	8
Income taxes	649	632

(i) In the three-month period ended March 31, 2020, the positive change refers to the impact of the exchange variation on the foreign tax loss carryforward.

Income tax expense is recognized based on the estimate of the weighted average effective tax rate expected for the full year, adjusted for the tax effect of certain items recognized in full in the interim period. Therefore, the effective tax rate in the interim financial statement may differ from management’s estimate of the effective tax rate for the annual financial statement.

c)	Income taxes - Settlement program (“REFIS”)

The balance mainly relates to REFIS to settle most of the claims related to the collection of income tax and social contribution on equity gains of foreign subsidiaries and affiliates from 2003 to 2012. At March 31, 2020, the balance of US$2,964 (US$336 classified as current liabilities and US$2,628 classified as non-current liabilities) is due in 103 remaining monthly installments, bearing the SELIC interest rate (Special System for Settlement and Custody), which is the Brazilian federal funds rate. As at March 31, 2020, the SELIC rate was 3.75% per annum.

20

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

8.	Basic and diluted earnings (loss) per share

The basic and diluted earnings (loss) per share are presented below:

	Three-month period ended March 31,
	2020	2019
Net income (loss) attributable to Vale's stockholders:
Net income (loss)	239	(1,642)

Thousands of shares
Weighted average number of shares outstanding - common shares	5,128,598	5,183,120

Basic and diluted earnings (loss) per share:
Common share (US$)	0.05	(0.32)

The Company does not have potential outstanding shares or other instruments with dilutive effect on the earnings per share computation.

9.	Accounts receivable

	March 31, 2020	December 31, 2019
Accounts receivable	2,143	2,592
Expected credit loss	(47)	(63)
	2,096	2,529

Revenue related to the steel sector - %	83.81%	87.33%

	Three-month period ended March 31,
	2020	2019
Impairment of accounts receivable recorded in the income statement	11	-

There is no customer that individually represents more than 10% of the Company’s accounts receivable or revenues.

10.	Inventories

	March 31, 2020	December 31, 2019
Finished products	2,567	2,604
Work in progress	759	767
Consumable inventory	764	903
Total	4,090	4,274

	Three-month period ended March 31,
	2020	2019
Provision for net realizable value	53	18

Finished and work in progress products inventories by segments are presented in note 4(b).

21

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

11.       Other financial assets and liabilities

	Current		Non-Current
	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
Other financial assets
Assets held for sale (note 12)	152	152	-	-
Restricted cash	-	-	148	151
Loans	-	-	77	87
Derivative financial instruments (note 19)	85	288	60	184
Investments in equity securities	-	-	370	726
Related parties - Loans (note 24)	273	319	1,592	1,600
	510	759	2,247	2,748
Other financial liabilities
Derivative financial instruments (note 19)	709	94	808	307
Related parties - Loans (note 24)	856	980	992	956
Financial guarantees	-	-	540	525
Participative stockholders' debentures	-	-	2,023	2,584
	1,565	1,074	4,363	4,372

Participative stockholders’ debentures

On April 1, 2020 (subsequent event), the Company made available for withdrawal as remuneration the amount of US$104 (R$506 million).

12.       Investments in associates and joint ventures

a) Changes during the period

Changes in investments in associates and joint ventures as follows:

	2020	2019
Balance at January 1,	2,798	3,225
Additions (i)	75	-
Translation adjustment	(557)	(3)
Equity results in income statement	(110)	106
Equity results in statement of comprehensive income	(1)	(3)
Dividends declared	(42)	(56)
Others	11	3
Balance at March 31,	2,174	3,272

(i) Refers to CSP’s capital increase.

The amount of investments by segments are presented in note 4(b).

22

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Guarantees provided

As of March 31, 2020, corporate financial guarantees provided by Vale (within the limit of its direct or indirect interest) for certain associates and joint ventures were US$1,550 (December 31, 2019 US$1,655).

c) Acquisitions and divestitures

New Steel - On January 24, 2019 the Company acquired 100% of the share capital of New Steel Global N.V. (“New Steel”) and gained its control for the total cash consideration of US$496. New Steel is a company that develops processing and beneficiating technologies for iron ore through a completely dry process. The consideration paid is mainly attributable to the research and development project for processing and beneficiating iron ore, which is expected to be used on the Company’s pelletizing operation.

Henan Longyu – On December 27, 2019 the Company entered into an agreement to sell its 25% interest in Henan Longyu Energy Resources Co., Ltd, a company that operates two coal mines in the province of Henan, China, for the total consideration of US$152. The closing is expected for the end of 2020 upon completion of conditions precedent. The investment is classified as held for sale as “other financial assets” on current assets.

Divestment agreement in compliance with PTVI's Contract of Work - The Company´s subsidiary, PT Vale Indonesia Tbk (“PTVI”), a public company in Indonesia, has an agreement in place with the government of the Republic of Indonesia to operate its mining licenses which includes a commitment to divest an additional 20% of PTVI’s shares to Indonesian participants.

The existing major shareholders, Vale and Sumitomo Metal Mining, Co., Ltd. ("SMM") have signed a Heads of Agreement with PT Indonesia Asahan Aluminium ("Inalum”), an Indonesian state-owned company, to satisfy the 20% interest divestment obligation in relation to PTVI, proportionally to their interest. The Company expects to set and sign the final terms and conditions in 2020 and complete its divestment during 2021.

23

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Investments in associates and joint ventures (continued)

			Investments in associates and joint ventures		Equity results in the income statement		Dividends received
					Three-month period ended March 31,		Three-month period ended March 31,
Associates and joint ventures	% ownership	% voting capital	March 31, 2020	December 31, 2019	2020	2019	2020	2019
Ferrous minerals
Baovale Mineração S.A.	50.00	50.00	21	25	1	2	-	-
Companhia Coreano-Brasileira de Pelotização	50.00	50.00	71	88	3	18	-	-
Companhia Hispano-Brasileira de Pelotização (i)	50.89	50.89	57	70	3	12	-	-
Companhia Ítalo-Brasileira de Pelotização (i)	50.90	51.00	55	65	5	8	-	-
Companhia Nipo-Brasileira de Pelotização (i)	51.00	51.11	118	150	2	31	-	-
MRS Logística S.A.	48.16	46.75	372	496	(2)	12	-	-
VLI S.A.	37.60	37.60	604	812	(30)	1	-	-
Zhuhai YPM Pellet Co.	25.00	25.00	22	23	-	-	-	-
			1,320	1,729	(18)	84	-	-
Coal
Henan Longyu Energy Resources Co., Ltd.	25.00	25.00	-	-	-	(5)	-	-
			-	-	-	(5)	-	-
Base metals
Korea Nickel Corp.	25.00	25.00	10	14	-	-	-	-
			10	14	-	-	-	-
Others
Aliança Geração de Energia S.A. (i)	55.00	55.00	349	470	10	14	-	-
Aliança Norte Energia Participações S.A. (i)	51.00	51.00	123	160	(1)	2	-	-
California Steel Industries, Inc.	50.00	50.00	235	242	(7)	17	-	-
Companhia Siderúrgica do Pecém (ii)	50.00	50.00	-	-	(75)	-	-	-
Mineração Rio do Norte S.A.	40.00	40.00	67	97	(10)	(1)	-	-
Others			70	86	(9)	(5)	-	-
			844	1,055	(92)	27	-	-
Total			2,174	2,798	(110)	106	-	-

(i) Although the Company held a majority of the voting capital, the entities are accounted under the equity method due to the stockholders' agreement where relevant decisions are shared with other parties.

(ii) Companhia Siderúrgica do Pecém (“CSP”) is a joint venture and its results are accounted for under the equity method, in which the accumulated losses are capped to the Company ́s interest in the investee’s capital based on the applicable law and requirements. That is, after the investment is reduced to zero, the Company does not recognize further losses nor liabilities associated with the investee.

24

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

13.       Intangibles

Changes in intangibles are as follows:

	Goodwill	Concessions	Contract right	Software	Research and development project and patents (i)	Total
Balance at December 31, 2019	3,629	3,970	140	76	684	8,499
Additions	-	19	-	7	-	26
Disposals	-	(1)	-	-	-	(1)
Amortization	-	(48)	-	(7)	-	(55)
Translation adjustment	(504)	(888)	(16)	(12)	(153)	(1,573)
Balance at March 31, 2020	3,125	3,052	124	64	531	6,896
Cost	3,125	3,958	218	734	531	8,566
Accumulated amortization	-	(906)	(94)	(670)	-	(1,670)
Balance at March 31, 2020	3,125	3,052	124	64	531	6,896

	Goodwill	Concessions	Contract right	Software	Research and development project and patents (i)	Total
Balance at December 31, 2018	3,653	4,061	137	111	-	7,962
Additions	-	216	-	16	497	729
Disposals	-	(10)	-	-	-	(10)
Amortization	-	(111)	-	(20)	-	(131)
Translation adjustment	22	(22)	1	1	(12)	(10)
Balance at March 31, 2019	3,675	4,134	138	108	485	8,540
Cost	3,675	5,170	206	963	485	10,499
Accumulated amortization	-	(1,036)	(68)	(855)	-	(1,959)
Balance at March 31, 2019	3,675	4,134	138	108	485	8,540

(i) Refers mainly to the acquisition of New Steel Global N.V. (note 12c).

Concessions

The technical studies and legal documents on early extension of the Vitória Minas Railroad (EFVM) and Carajás Railroad (EFC) concessions are currently under review by the Federal Court of Audit. Vale awaits the end of the process in the public sphere to submit the proposal, with the required counterparts, to its Board of Directors.

25

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

14.       Property, plant and equipment

Changes in property, plant and equipment are as follows:

	Land	Building	Facilities	Equipment	Mineral properties	Right of use assets	Others	Constructions in progress	Total
Balance at December 31, 2019	715	9,987	9,604	5,686	8,261	1,692	6,253	4,378	46,576
Additions (i)	-	-	-	-	-	27	-	883	910
Disposals	-	-	(3)	(5)	(4)	-	(1)	(38)	(51)
Assets retirement obligation	-	-	-	-	45	-	-	-	45
Depreciation, amortization and depletion	-	(122)	(140)	(208)	(143)	(42)	(142)	-	(797)
Translation adjustment	(133)	(1,742)	(1,891)	(692)	(1,022)	(99)	(1,197)	(735)	(7,511)
Transfers	18	4	105	155	284	-	128	(694)	-
Balance at March 31, 2020	600	8,127	7,675	4,936	7,421	1,578	5,041	3,794	39,172
Cost	600	15,647	14,632	10,457	16,274	1,803	9,639	3,794	72,846
Accumulated depreciation	-	(7,520)	(6,957)	(5,521)	(8,853)	(225)	(4,598)	-	(33,674)
Balance at March 31, 2020	600	8,127	7,675	4,936	7,421	1,578	5,041	3,794	39,172

	Land	Building	Facilities	Equipment	Mineral properties	Right of use assets	Others	Constructions in progress	Total
Balance at December 31, 2018	635	10,952	11,236	6,407	8,499	-	7,269	3,387	48,385
Effects of IFRS 16 adoption	-	-	-	-	-	1,801	-	-	1,801
Additions (i)	-	-	-	-	-	-	-	805	805
Disposals	(21)	(62)	-	(2)	(129)	-	(1)	(74)	(289)
Assets retirement obligation	-	-	-	-	125	-	-	-	125
Depreciation, amortization and depletion	-	(133)	(162)	(212)	(160)	(48)	(225)	-	(940)
Translation adjustment	(1)	(16)	(17)	(12)	70	-	(16)	8	16
Transfers	-	42	3	361	252	-	63	(721)	-
Balance at March 31, 2019	613	10,783	11,060	6,542	8,657	1,753	7,090	3,405	49,903
Cost	613	18,338	17,505	12,533	17,149	1,801	11,852	3,405	83,196
Accumulated depreciation	-	(7,555)	(6,445)	(5,991)	(8,492)	(48)	(4,762)	-	(33,293)
Balance at March 31, 2019	613	10,783	11,060	6,542	8,657	1,753	7,090	3,405	49,903

(i) Includes capitalized borrowing costs.

There are no material changes to the net book value of consolidated property, plant and equipment pledged to secure judicial claims and loans and borrowings (note 15) compared to those disclosed in the financial statements as at December 31, 2019.

Leases

Changes in the recognized right-of-use assets and leases liabilities are as follows:

	Assets
	December 31, 2019	Additions and contract modifications	Depreciation	Translation adjustment	March 31, 2020
Ports	734	1	(9)	(25)	701
Vessels	582	-	(13)	-	569
Pellets plants	161	26	(10)	(40)	137
Properties	133	-	(7)	(28)	98
Energy plants	64	-	(1)	(1)	62
Mining equipment	18	-	(2)	(5)	11
Total	1,692	27	(42)	(99)	1,578

26

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Liabilities
	December 31, 2019	Additions and contract modifications	Payments	Interest	Translation adjustment	March 31, 2020
Ports	750	1	(17)	6	(23)	717
Vessels	580	-	(22)	5	-	563
Pellets plants	175	26	(1)	2	(41)	161
Properties	152	-	(5)	2	(19)	130
Energy plants	71	-	-	1	(2)	70
Locomotives	40	-	(1)	1	(2)	38
Mining equipment	23	-	(4)	1	(5)	15
Total	1,791	27	(50)	18	(92)	1,694

The annual minimum payments are presented as follows:

	2020	2021	2022	2023	2024 onwards	Total
Ports	41	54	54	54	838	1,041
Vessels	50	65	63	62	465	705
Pellets plants	33	28	28	10	95	194
Properties	27	30	18	14	48	137
Energy plants	5	6	6	6	59	82
Locomotives	6	8	8	8	23	53
Mining equipment	7	7	5	1	-	20
Total	169	198	182	155	1,528	2,232

The amounts in the table above presents the undiscounted lease obligation by maturity date. The lease liability disclosed as “leases” in the balance sheet is measured at the present value of such obligations.

The total amount of the variable lease payments not included in the measurement of lease liabilities, which have been recognized straight to the income statement, for the three-month period ended March 31, 2020 and 2019 was US$28 and US$189, respectively. The interest accretion recognized in the income statement is disclosed in note 6.

15.       Loans, borrowings, cash and cash equivalents and short-term investments

a)       Net debt

The Company evaluates the net debt with the objective of ensuring the continuity of its business in the long term.

	March 31, 2020	December 31, 2019
Debt contracts in the international markets	15,259	10,494
Debt contracts in Brazil	1,816	2,562
Total of loans and borrowings	17,075	13,056

(-) Cash and cash equivalents	11,788	7,350
(-) Short-term investments	479	826
Net debt	4,808	4,880

b)    Cash and cash equivalents

Cash and cash equivalents includes cash, immediately redeemable deposits and short-term investments with an insignificant risk of change in value. They are readily convertible to cash, being US$2,497 denominated in R$, indexed to the Brazilian Interbank Interest rate (“DI Rate”or”CDI”), US$9,058 denominated in US$, mainly time deposits and US$233 denominated in other currencies.

c)       Short-term investments

At March 31, 2020 and December 31, 2019, the balance of US$479 and US$826, respectively, is mainly comprised by investments in Financial Treasury Bills (“LFTs”), which are Brazilian government bonds, issued by the National Treasury. LFTs are floating-rate securities, liquid in the secondary markets.

27

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

d)        Loans and borrowings

i)        Total debt

	Current liabilities		Non-current liabilities
	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
Debt contracts in the international markets
Floating rates in:
US$	170	113	7,716	2,802
EUR	-	-	220	225
Fixed rates in:
US$	14	147	6,069	6,080
EUR	-	-	826	843
Other currencies	13	14	97	106
Accrued charges	134	160	-	4
	331	434	14,928	10,060
Debt contracts in Brazil
Floating rates in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	513	650	1,133	1,677
Basket of currencies and US$ indexed to LIBOR	44	44	45	56
Fixed rates in:
R$	29	43	29	45
Accrued charges	23	43	-	4
	609	780	1,207	1,782
Total	940	1,214	16,135	11,842

The future flows of debt payments, principal and interest, are as follows:

	Principal	Estimated future interest payments (i)
2020	491	522
2021	671	696
2022	2,928	641
2023	1,144	594
Between 2024 and 2028	7,344	2,051
2029 onwards	4,340	2,705
Total	16,918	7,209

(i) Based on interest rate curves and foreign exchange rates applicable as at March 31, 2020 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the interim financial statements.

At March 31, 2020, the average annual interest rates by currency are as follows:

	Average interest rate (i)	Total debt
Loans and borrowings
US$	4.32%	14,181
R$ (ii)	8.98%	1,726
EUR (iii)	3.76%	1,056
Other currencies	3.59%	112
		17,075

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable at March 31, 2020.

(ii) R$ denominated debt that bears interest at IPCA, CDI, TR or TJLP, plus spread. For a total of US$1,692 the Company entered into derivative transactions to mitigate the exposure to the cash flow variations of the floating rate debt denominated in R$, resulting in an average cost of 3.01% per year in US$.

(iii) Eurobonds, for which the Company entered into derivatives to mitigate the exposure to the cash flow variations of the debt denominated in EUR, resulting in an average cost of 4.29% per year in US$.

28

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

ii) Reconciliation of debt to cash flows arising from financing activities

Loans and borrowings
December 31, 2019	13,056
Additions	5,000
Repayments	(375)
Interest paid	(244)
Cash flow from financing activities	4,381

Effect of exchange rate	(558)
Interest accretion	196
Non-cash changes	(362)

March 31, 2020	17,075

iii) Credit and financing lines

To mitigate liquidity risk, Vale has two revolving credit facilities, in the amount of US$3 billion and US$2 billion, which will mature in 2022 and 2024, respectively. In March 2020, the Company drew down all of its revolving credit facilities in the total amount of US$5 billion as a precautionary measure in order to increase its cash position and preserve financial flexibility in light of current uncertainty in the global markets resulting from the COVID-19 outbreak.

iv) Guarantees

As at March 31, 2020 and December 31, 2019, loans and borrowings are secured by property, plant and equipment in the amount of US$180 and US$220, respectively.

The securities issued through Vale’s wholly-owned finance subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale.

v) Covenants

Some of the Company’s debt agreements with lenders contain financial covenants. The primary financial covenants in those agreements require maintaining certain ratios, such as debt to EBITDA (Earnings before Interest Taxes, Depreciation and Amortization) and interest coverage. The Company has not identified any instances of noncompliance as at March 31, 2020.

29

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

16.       Liabilities related to associates and joint ventures

On November 5, 2015, a rupture occurred in the Fundão tailings dam, in Mariana (State of Minas Gerais), operated by Samarco Mineração S.A. (“Samarco”), a joint venture controlled by Vale S.A. and BHP Billiton Brasil Ltda. (“BHP”). In March 2016, Samarco and its shareholders entered into a Framework Agreement with governmental authorities, in which Samarco, Vale S.A. and BHP agreed to stablish the Fundação Renova, an entity responsible to develop and implement 42 long-term mitigation and compensation programs. In addition, the Company has recorded a provision for the de-characterization of the Germano dam during the second quarter of 2019, which was also built under the upstream method.

On October 25, 2019, Samarco obtained the Corrective Operation License for its operating activities in the Germano Complex. Following this authorization, Samarco has obtained all environmental licenses required to restart its operations. Samarco currently expects to restart its operations by the end of 2020.

The changes in the provision to meet the obligations under the agreement related to the Fundão dam rupture and to the de-characterization of Germano dam, in the period ended March 31, 2020 and 2019 are as follows:

	2020	2019
Balance at January 1,	1,700	1,121
Payments	(67)	(53)
Present value valuation	16	(19)
Translation adjustment	(375)	(4)
Balance at March 31,	1,274	1,045

	March 31, 2020	December 31, 2019
Current liabilities	453	516
Non-current liabilities	821	1,184
Liabilities	1,274	1,700

Estimates of mitigation and compensation actions may vary according to the progress of the ongoing programs developed by the Fundação Renova and changes in scope. The amounts disclosed in these interim financial statements have been determined based on Management's best estimates and consider the facts and circumstances known to date.

The contingencies related to the Fundão dam rupture are disclosed in note 21.

Samarco’s working capital

In addition to the provision, Vale S.A. made available in the three-month period ended March 31, 2020 and 2019, the amount of US$56 and US$30, respectively, which was fully used to fund Samarco’s working capital. This amount was recognized in Vale´s income statement as an expense in “Equity results and other results in associates and joint ventures”.

During 2020, Vale S.A. may provide a short-term credit facility up to US$267 to support Samarco’s cash needs, without any binding obligation to Samarco. The availability of funds by the shareholders – Vale S.A. and BHP – is subject to the fulfillment of certain conditions, being deliberated by the shareholders, in the same bases and concomitantly, if required.

Under Brazilian legislation and the terms of the joint venture agreement, Vale does not have an obligation to provide funding to Samarco. Accordingly, Vale’s investment in Samarco was fully impaired and no provision was recognized in relation to the Samarco’s negative equity.

30

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Critical accounting estimates and judgments

The provision related to Fundação Renova requires the use of assumptions that may be mainly affected by: (i) changes in scope of work required under the Framework Agreement as a result of further technical analysis and the ongoing negotiations with the Federal Prosecution Office, (ii) resolution of uncertainty in respect of the resumption of Samarco´s operations; (iii) updates of the discount rate; and (iv) resolution of existing and potential legal claims.

Moreover, the main critical assumptions and estimates applied in the Germano dam provision considers, among others: (i) volume of the waste to be removed based on historical data available and interpretation of the enacted laws and regulations; (ii) location availability for the tailings disposal; and (iii) acceptance by the authorities of the proposed engineering methods and solution.

As a result, future expenditures may differ from the amounts currently provided and changes to key assumptions could result in a material impact to the amount of the provision in future reporting periods. At each reporting period, the Company reassess the key assumptions used by Samarco in the preparation of the projected cash flows and adjust the provision, if required.

17.       Financial instruments classification

	March 31, 2020				December 31, 2019
Financial assets	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents	11,788	-	-	11,788	7,350	-	-	7,350
Short-term investments	-	-	479	479	-	-	826	826
Derivative financial instruments	-	-	85	85	-	-	288	288
Accounts receivable	2,070	-	26	2,096	2,452	-	77	2,529
Related parties	273	-	-	273	319	-	-	319
	14,131	-	590	14,721	10,121	-	1,191	11,312
Non-current
Judicial deposits	2,436	-	-	2,436	3,133	-	-	3,133
Restricted cash	148	-	-	148	151	-	-	151
Derivative financial instruments	-	-	60	60	-	-	184	184
Investments in equity securities	-	370	-	370	-	726	-	726
Loans	77	-	-	77	87	-	-	87
Related parties	1,592	-	-	1,592	1,600	-	-	1,600
	4,253	370	60	4,683	4,971	726	184	5,881
Total of financial assets	18,384	370	650	19,404	15,092	726	1,375	17,193

Financial liabilities
Current
Suppliers and contractors	3,009	-	-	3,009	4,107	-	-	4,107
Leases	226	-	-	226	225	-	-	225
Derivative financial instruments	-	-	709	709	-	-	94	94
Loans and borrowings	940	-	-	940	1,214	-	-	1,214
Interest on capital	1,218	-	-	1,218	1,571	-	-	1,571
Related parties	856	-	-	856	980	-	-	980
	6,249	-	709	6,958	8,097	-	94	8,191
Non-current
Leases	1,468	-	-	1,468	1,566	-	-	1,566
Derivative financial instruments	-	-	808	808	-	-	307	307
Loans and borrowings	16,135	-	-	16,135	11,842	-	-	11,842
Related parties	992	-	-	992	956	-	-	956
Participative stockholders' debentures	-	-	2,023	2,023	-	-	2,584	2,584
Financial guarantees	-	-	540	540	-	-	525	525
	18,595	-	3,371	21,966	14,364	-	3,416	17,780
Total of financial liabilities	24,844	-	4,080	28,924	22,461	-	3,510	25,971

31

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

18.       Fair value estimate

a)     Assets and liabilities measured and recognized at fair value:

	March 31, 2020				December 31, 2019
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments	479	-	-	479	826	-	-	826
Derivative financial instruments	-	121	24	145	-	448	24	472
Accounts receivable	-	26	-	26	-	77	-	77
Investments in equity securities	370	-	-	370	726	-	-	726
Total	849	147	24	1,020	1,552	525	24	2,101

Financial liabilities
Derivative financial instruments	-	1,416	101	1,517	-	281	120	401
Participative stockholders' debentures	-	2,023	-	2,023	-	2,584	-	2,584
Financial guarantees	-	540	-	540	-	525	-	525
Total	-	3,979	101	4,080	-	3,390	120	3,510

There were no transfers between Level 1 and Level 2, or between Level 2 and Level 3 for the three-month period ended in March 31, 2020.

The following table presents the changes in Level 3 assets and liabilities for the three-month period ended in March 31, 2020:

	Derivative financial instruments
	Financial assets	Financial liabilities
Balance at December 31, 2019	24	120
Gain and losses recognized in income statement	(6)	9
Translation adjustments	6	(28)
Balance at March 31, 2020	24	101

Methods and techniques of evaluation

i) Derivative financial instruments

Derivative financial instruments are evaluated through the use of market curves and prices impacting each instrument at the closing dates, detailed in the item "market curves” (note 25).

For the pricing of options, the Company often uses the Black & Scholes model. In this model, the fair value of the derivative is determined basically as a function of the volatility and the price of the underlying asset, the strike price of the option, the risk-free interest rate and the option maturity. In the case of options where payoff is a function of the average price of the underlying asset over a certain period during the life of the option, the Company uses Turnbull & Wakeman model. In this model, in addition to the factors that influence the option price in the Black-Scholes model, the formation period of the average price is also considered.

In the case of swaps, both the present value of the long and short positions are estimated by discounting their cash flows by the interest rate in the related currency. The fair value is determined by the difference between the present value of the long and short positions of the swap in the reference currency.

For the swaps indexed to TJLP, the calculation of the fair value assumes that TJLP is constant, that is, the projections of future cash flows in Brazilian Reais are made considering the last TJLP disclosed.

Forward and future contracts are priced using the future curves of their corresponding underlying assets. Typically, these curves are obtained on the stock exchanges where these assets are traded, such as the London Metals Exchange (“LME”), the Commodity Exchange (“COMEX”) or other providers of market prices. When there is no price for the desired maturity, Vale uses an interpolation between the available maturities.

The fair value of derivatives within level 3 is estimated using discounted cash flows and option model valuation techniques with unobservable inputs of discount rates, stock prices and commodities prices.

32

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b)       Fair value of financial instruments not measured at fair value

The fair values and carrying amounts of loans and borrowings are as follows:

Financial liabilities	Balance	Fair value	Level 1	Level 2
March 31, 2020
Debt principal	16,918	17,337	7,899	9,438

December 31, 2019
Debt principal	12,845	14,584	8,983	5,601

Due to the short-term cycle, the fair value of cash and cash equivalents balances, financial investments, accounts receivable and accounts payable approximate their book values.

Coronavirus outbreak - At this time, the outbreak has not caused any significant impact on the fair value of the Company’s assets and liabilities. However, abnormally large changes have occurred in the valuation of financial assets across many markets since the outbreak. The outbreak continues to be uncertain, making it impossible to forecast the final impact it could have on the economy, and in turn, on the Company’s business, liquidity, and financial position meaning that the fair values of the Company’s assets and liabilities may change in later periods.

19.	Derivative financial instruments

a)       Derivatives effects on statement of financial position

	Assets
	March 31, 2020		December 31, 2019
	Current	Non-current	Current	Non-current
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	-	-	13	-
IPCA swap	46	34	83	117
Pre-dollar swap	14	-	21	8
	60	34	117	125
Commodities price risk
Nickel (i)	10	-	151	9
Bunker oil, Gasoil and Brent	3	-	19	-
	13	-	170	9
Others	12	26	1	50
	12	26	1	50
Total	85	60	288	184

(i) The nickel hedge accounting program was fully settled on April 1,2020.

	Liabilities
	March 31, 2020		December 31, 2019
	Current	Non-current	Current	Non-current
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	169	521	48	80
IPCA swap	87	89	13	37
Eurobonds swap	6	57	6	29
Pre-dollar swap	37	99	8	37
	299	766	75	183
Commodities price risk
Nickel	2	-	4	4
Bunker oil, Gasoil and Brent	335	-	7	-
	337	-	11	4

Conversion options - VLI	69	32	-	120
Others	4	10	8	-
	73	42	8	120
Total	709	808	94	307

33

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b)       Effects of derivatives on the income statement, cash flow and other comprehensive income

	Gain (loss) recognized in the income statement		Financial settlement inflows (outflows)		Gain recognized in other comprehensive income
	Three-month period ended March 31,
	2020	2019	2020	2019	2020	2019
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(680)	(5)	(18)	(85)	-	-
IPCA swap	(232)	12	-	(28)	-	-
Eurobonds swap	(34)	(19)	(6)	(5)	-	-
Pre-dollar swap	(145)	3	(21)	(2)	-	-
	(1,091)	(9)	(45)	(120)	-	-
Commodities price risk
Nickel	(1)	20	254	3	64	-
Bunker oil, Gasoil and Brent	(345)	30	(1)	-	-	-
	(346)	50	253	3	64	-

Options - MBR	-	2	-	-	-	-
Conversion options - VLI	(9)	29	-	-	-	-
Others	62	21	65	(1)	-	-
	53	52	65	(1)	-	-
Total	(1,384)	93	273	(118)	64	-

The maturity dates of the derivative financial instruments are as follows:

Last maturity dates
Currencies and interest rates	September 2029
Palladium	March 2021
Nickel	April 2020
Brent	December 2020
Gasoil	December 2020
VLI	December 2027
Others	December 2022

c) Hedge in foreign operations

In January 2017, the Company implemented hedge accounting for the foreign currency risk arising from Vale S.A.’s net investments in Vale International S.A. and Vale Holding BV. Under the hedge accounting program, the Company’s debt denominated in U.S. dollars and Euros serves as a hedge instrument for these investments. With the program, the impact of exchange rate variations on debt denominated in U.S. dollars and Euros has been partially recorded in other comprehensive income in the “Cumulative translation adjustments”. As at March 31, 2020, the carrying value of the debts designated as instrument hedge of these investments are US$2,295 and EUR750.

	Loss recognized in the other comprehensive income
	Three-month period ended March 31,
	2020	2019
Hedge in foreign operation, net of tax	(519)	(9)

20.        Provisions

	Current liabilities		Non-current liabilities
	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
Payroll, related charges and other remunerations	436	790	-	-
Onerous contracts	49	57	860	866
Environmental obligations	108	146	239	243
Asset retirement obligations	123	158	3,350	3,802
Provisions for litigation (note 21)	-	-	1,162	1,462
Employee postretirement obligations (note 22)	71	79	1,867	2,120
Provisions	787	1,230	7,478	8,493

34

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

21.       Litigations

a)        Provision for litigations

Vale is party to labor, civil, tax and other ongoing lawsuits, at administrative and court levels. Provisions for losses resulting from lawsuits are estimated and updated by the Company, based on analysis from the Company’s legal consultants.

Changes in provision for litigations are as follows:

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2019	696	300	455	11	1,462
Additions and reversals, net	5	2	11	1	19
Payments	-	(11)	(20)	-	(31)
Indexation and interest	12	9	6	-	27
Translation adjustment	(146)	(64)	(102)	(3)	(315)
Balance at March 31, 2020	567	236	350	9	1,162

	Tax litigation (i)	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2018	729	166	459	2	1,356
Additions and reversals, net	7	46	20	6	79
Payments	(21)	(12)	(26)	(1)	(60)
Indexation and interest	(6)	15	7	2	18
Translation adjustment	-	(2)	(3)	-	(5)
Balance at March 31, 2019	709	213	457	9	1,388

(i)	Includes amounts regarding to social security claims that were classified as labor claims.

b)       Contingent liabilities

The Company has contingent liabilities where claims are debated in both administrative and judicial claims and whose expected loss is classified as possible, and for which the recognition of a provision is not considered necessary by the Company.

Based in the legal opinions, the presentation of the litigations classified with expected loss as possible are presented as follow:

	March 31, 2020	December 31, 2019
Tax litigations	7,286	8,395
Civil litigations	1,097	1,518
Labor litigations	528	773
Environmental litigations	852	1,094
Brumadinho event	134	158
Total	9,897	11,938

i - Tax litigations - The most relevant contingent tax liabilities are associated with proceedings related to the (i) collection of IRPJ and CSLL, (ii) challenges of PIS and COFINS tax credits, (iii) assessments related to mining royalties (CFEM), and (iv) collection of ICMS, in particular related to credits claimed in connection with the sale and transmission of electricity; collection of ICMS in connection with goods that enter into the State of Pará and collection of ICMS and penalties over the transportation of iron ore by Vale itself. The variation over the period is mainly due to the new proceedings related to CFEM, IPI, ICMS and penalty, the termination of the proceedings regarding PIS and fees, the changes in the amount involved in the ISSQN cases, as well as the imposition of the interest and monetary updated on the amounts in dispute.

ii - Civil litigations - Most of those claims have been filed by suppliers for indemnification under construction contracts, primarily relating to certain alleged damages, payments and contractual penalties. A number of other claims related to contractual disputes regarding inflation index.

iii - Labor litigations - Represents individual claims by employees and service providers, primarily involving demands for additional compensation for overtime work, time spent commuting or health and safety conditions.

iv - Environmental litigations - The most significant claims concern alleged procedural deficiencies in licensing processes, non-compliance with existing environmental licenses or damage to the environment.

35

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c)       Judicial deposits

In addition to the provisions and contingent liabilities, the Company is required, by law, to make judicial deposits to secure a potential adverse outcome of certain lawsuits. These court-ordered deposits are monetarily adjusted and reported as non-current assets until a judicial decision to draw the deposit occurs.

	March 31, 2020	December 31, 2019
Tax litigations	987	1,278
Civil litigations (i)	62	86
Labor litigations	187	246
Environmental litigations	33	41
Brumadinho event (note 3)	1,167	1,482
Total	2,436	3,133

(i)	Amounts of blocked financial investments reclassified to restricted cash in “other financial assets”.

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted US$1.8 billion (R$9.5 billion) in guarantees for its lawsuits, as an alternative to judicial deposits. For the Brumadinho event, the Company contracted guarantees in the amount of US$1.1 billion (R$5.7 billion) which were presented in court according agreement with Treasury Court of Minas Gerais and Public Prosecutor's Office.

d) Contingencies related to Samarco accident

(i) Public civil claim filed by the Federal Government and others and Public civil claim filed by Federal Prosecution Office (“MPF”)

In 2016, the federal government, the Brazilian states of Espírito Santo and Minas Gerais and other governmental authorities have initiated a public civil lawsuit against Samarco and its shareholders, with an estimated value indicated by the plaintiffs of US$3.9 billion (R$20.2 billion). In the same year, MPF filed a public civil action against Samarco and its shareholders and presented several claims, including: (i) the adoption of measures for mitigating the social, economic and environmental impacts resulting from the dam failure and other emergency measures; (ii) the payment of compensation to the community; and (iii) payments for the collective moral damage. The action value indicated by MPF is US$29.8 billion (R$155 billion).

In June 2018, the parties entered into an agreement (“Term of Adjustment of Conduct”), which extinguishes (i) the public civil claim of US$3.9 billion (R$20.2 billion) filed by the Federal Government and others; and (ii) part of the claims included in the public civil claim of US$29.8 billion (R$155 billion) filed by MPF. The agreement also establishes a possible renegotiation of Fundação Renova's repair programs after the conclusion of the specialist’s studies hired to advise the Public Prosecutor's Office in this process. These negotiations are expected to occur during 2020.

In September 2019, the Court approved the list of entities selected by the community to provide it with technical assistance to assure its participation on the debates regarding the measures to be adopted for mitigate the impacts, accordingly to the referred agreement.

In January 2020, the Court issued an order for the Brazilian Mining Authority (“ANM”) ratifying the revocation of the decision issued on the public civil actions filed by the Brazilian Federal Government and others, determine the immediate revocation of the restrictions on Vale's mining concessions.

In January 2020, the Court also determined the commencement of 10 specific proceedings to address the controverted and pendent topics of the settlement agreements signed by the parties (TTAC and TacGov), according to priority aspects of said agreements (the “Priority Topics”), namely: Topic 1 - Environmental Recovery Extra and Intra Channel; Topic 2 – Risks to Human Health and Ecologic Risks; Topic 3 - Resettlement of Affected Communities; Topic 4 - Infrastructure and Development; Topic 5 - Operational Return of HPP Risoleta Neves; Topic 6 - Performance Measurement and Monitoring; Topic 7 – Registration; Topic 8 – Reestablishment of economic activities; Topic 9 - Water Supply for Human Consumption; and Topic 10 - Technical Assistants to the affected communities. The Court has been establishing specific obligations in each of the Topics for the public authorities, Renova Foundation and the companies Vale, Samarco and BHP, with the purpose of overcoming the pending and controverted topics of each subject.

36

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(ii) United States class action lawsuits

In March 2017, holders of bonds issued by Samarco Mineração S.A., filed a class action suit in the Federal Court in New York against Samarco Mineração S.A., Vale S.A., BHP Billiton Limited, BHP Billiton PLC and BHP Brasil Ltda. under U.S. federal securities laws. The plaintiffs allege that Vale S.A. made false and misleading statements or did not make disclosures concerning the risks and dangers of the operations of Samarco's Fundão dam and the adequacy of related programs and procedures.

In June 2019, the Court issued a decision and order dismissing with prejudice the putative federal securities class action. In December 2019 the plaintiffs filed a Notice of Appeal to the Court of Appeals. On March 10, 2020, the plaintiff filed its opening appeal brief. A letter with the court requesting a deadline for our brief was filed on March 20, 2020. On the same day, the Court of Appeals for the Second Circuit accepted our request and has set June 8, 2020 as the deadline for the filing of our brief. Based on the assessment of the Company´s legal consultants, Vale has good arguments to oppose the appeal.

(iii) Class action lawsuits related to Vale’s American Depositary Receipts

With respect to litigation in the United States concerning Samarco’s Fundão dam, Vale and certain of our officers have been named as defendants in securities class action suits in the Federal Court in New York brought by holders of Vale’s American Depositary Receipts under U.S. federal securities laws. The suit was brought as a putative class action on behalf of holders of Vale’s American Depositary Receipts (“ADRs”), alleging violations of the U.S. Federal Securities laws on the basis of alleged false and misleading statements or omissions concerning the risks of operations of Samarco’s Fundão dam and the adequacy of the related programs and procedures.

On March 23, 2017 the judge issued a decision rejecting a significant portion of the claims against Vale S.A. and the individual defendants, determining the prosecution of the action with respect to more limited claims. The portion of plaintiffs' case that remains is related to certain statements about procedures, policies and risk mitigation plans contained in Vale S.A.'s sustainability reports in 2013 and 2014, and certain statements regarding to the responsibility of Vale S.A. for the Fundão dam failure made in a conference call in November 2015.

Fact and Expert discovery was totally concluded in October 2019. On September 27, 2019, the Court denied class certification.  On December 26, 2019, the Court issued an Order stating that the parties had informed the Court that the parties had reached a settlement in principle.  The Court directed the parties to submit a motion to approve a proposed settlement no later than February 07, 2020. On February 07, 2020, the parties have filed to the Court an “Stipulation and Agreement of Settlement”. On February 22, 2020, the court signed our proposed order preliminarily approving the settlement in the total amount of US$25 and has also set a settlement conference for June 10, 2020 to discuss final approval of the settlement.

(iv) Criminal lawsuit

In 2016, the MPF brought a criminal lawsuit against Samarco and its shareholders, VogBr Recursos Hídricos e Geotecnia Ltda. and 22 individuals for the consequences related to Fundão dam failure. Currently, the progress of the criminal action is paralyzed due to the judgment of Habeas Corpus, with no decision.

On April 23, 2019, the Federal Court from the 1st Region (“TRF1”) issued an Habeas Corpus writ and granted it to dismiss the criminal charges of homicide and physical injuries committed by oblique intent held against one of the defendants on the criminal action. At the same opportunity, the Court extended the writ’s issuance to all other defendants on the case as the criminal information does not describe the crimes of homicide and physical injury, but the crime of flooding qualified by the result of death and physical injury as a consequence of the Fundão dam’s failure. Therefore, the Court dismissed the homicide and physical injuries charges held against all defendants.

After acknowledging the Court’s decisions, the Ponte Nova Court changed the process, withdrawing the case from the grand jury and putting it in the ordinary processing. In the same opportunity, the judge ruled to determine the parties to manifest themselves about this process alteration and, after the Federal Prosecution and the defenses presented their petitions, the judge withdrew the charges against Vale and BHP executives and the accusation withheld for trial for the two companies together with Samarco and its representatives. The accusation of crimes committed against the Environmental Public Administration by Vale and one of its executives also remained unaltered. Additionally, the judge determined precatory letters to be sent to collect the defense witnesses testimonies and opened a 60 day term for the defenses to present a list of questions to be put together with the international cooperation for the testimony of the accusation witnesses residing in Canada.

37

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

In March, 2020, the Lower Court at Ponte Nova scheduled hearings to take place in April and May, 2020, to take depositions of those defense witnesses who were able to attend it, but due to the new coronavirus pandemic, all hearings in the country which were previously scheduled to take place in April have been cancelled by an express determination from the National Justice Council. Vale are currently waiting a confirmation from the Courts whether hearings previously scheduled to take place in the next months will be maintained or not.

(v) Tax proceedings

In 2018, the Office of the Attorney General for the National Treasury (PGFN) requested a judicial order to secure the payment of alleged federal tax and social security debts regarding Samarco. In May 2019, a favorable decision was issued dismissing the claim without prejudice, due to lack of procedural interest. The PGFN filed an appeal to the Local Court. The Company is waiting for the Court ruling.

e) Contingent Assets

(i) Compulsory loan

In 2015, the Company requested for the enforcement of the judicial decision in the amount of US$101 (R$524 million) related to a favorable unappealable decision which partially recognized its right to refund the differences of monetary adjustments and interests due over to the third convertible bonds issued by Eletrobrás shares in the period within 1987 to 1993. In November 2019, the Company requested for the payment of the amount of US$57 (R$297 million) recognized by Eletrobrás as due and awaits judicial analysis of the surplus amount. Therefore, it has not possible yet to determine the amount to be refunded and, consequently, the asset has not been registered in the Company's interim financial statements.

(ii) ICMS included in PIS and COFINS tax base

Vale had been discussing the issue regarding the exclusion of ICMS in PIS and COFINS tax basis in two judicial proceedings, related to taxable events after December 2001. In one of the proceedings, the company has obtained a definitive favorable decision (res judicata). In the second proceeding the current decision is also favorable to the Company, but this proceeding did not reach the res judicata. Vale is waiting for a final decision on the leading that will be issued by Supreme Court in order to calculate the amount to be refunded arising from both proceedings. The Company did not record this asset in its interim financial statements.

(iii) Arbitral award related to Simandou

In 2010, Vale acquired a 51% stake in VBG - Vale BSGR Limited ("VBG") (formerly BSG Resources (Guinea) Limited), which had iron ore concession rights in Simandou South ("Zogota") and iron ore exploration permits over the areas known as Simandou Blocks 1 & 2 in Guinea. In 2014, the Republic of Guinea revoked those rights after a finding that BSGR had obtained them through bribery of Guinean government officials. The Republic of Guinea did not make any finding of any involvement or responsibility on Vale’s part.

Vale commenced arbitration proceedings against BSG Resources Limited (“BSGR”) in April 2014, and in April 2019, the arbitral tribunal in London ruled in Vale’s favor and ordered BSGR to pay to Vale the amount of US$1.2 billion plus costs and interest (with interest and costs, the award exceeds US$2.0 billion).  The arbitral tribunal ruled that BSGR had defrauded Vale by inducing Vale to enter into the joint venture. On September 20, 2019, the English High Court ruled that Vale can proceed with enforcement of its US$2.0 billion arbitration award.

BSGR went into administration in March 2018, and Vale has commenced legal proceedings against BSGR before courts in London, England and in the United States District Court for the Southern District of New York to enforce the arbitral award against BSGR.

BSGR challenged the award before the English High Court, and its challenge was dismissed on November 29, 2019. BSGR has also applied to the United States Bankruptcy Court to have its administration recognized in the United States.

On December 3, 2019, Vale and two of its affiliates filed new litigation proceedings in the English High Court, claiming damages of approximately US$1.85 billion, against certain individuals and related parties to BSGR.

Vale intends to pursue the enforcement of the award and collection of the amounts due by all legally available means, but since there can be no assurance as to the timing and amount of any collections, the asset was not recognized in its financial statements.

38

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(iv) Canadian Tax Litigation Matter

Vale Canada Limited (“VCL”) and the Canadian Department of Justice - Canada Revenue Agency signed an agreement regarding a tax litigation matter related to the appropriate tax treatment of certain receipts received and expenditures incurred by VCL in respect of merger and acquisition transactions in 2006. In 2019, the Company recognized a contingent asset in the amount of US$156 (CAD221 million) for the agreed tax refund including interest and recognized in 2020 an additional amount of US$15 (CAD21 million) related to interest.  On the date of the issue of this interim financial statement the Company received the total amount due to this contingent asset.

22.       Employee postretirement obligations

Reconciliation of net liabilities recognized in the statement of financial position

	March 31, 2020			December 31, 2019
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Amount recognized in the statement of financial position
Present value of actuarial liabilities	(2,990)	(3,802)	(1,276)	(4,006)	(4,421)	(1,504)
Fair value of assets	3,632	3,140	-	5,304	3,726	-
Effect of the asset ceiling	(642)	-	-	(1,298)	-	-
Liabilities	-	(662)	(1,276)	-	(695)	(1,504)

Current liabilities	-	(7)	(64)	-	(13)	(66)
Non-current liabilities	-	(655)	(1,212)	-	(682)	(1,438)
Liabilities	-	(662)	(1,276)	-	(695)	(1,504)

23. Stockholders’ equity

a)       Share capital

As at March 31, 2020, the share capital was US$61,614 corresponding to 5,284,474,782 shares issued and fully paid without par value.

	March 31, 2020
Stockholders	Common shares	Golden shares	Total
Litel Participações S.A. and Litela Participações S.A.	594,565,564	-	594,565,564
BNDES Participações S.A.	323,496,276	-	323,496,276
Bradespar S.A.	293,907,266	-	293,907,266
Mitsui & Co., Ltd	286,347,055	-	286,347,055
Foreign investors - ADRs	1,114,014,119	-	1,114,014,119
Foreign institutional investors in local market	1,127,547,619	-	1,127,547,619
FMP - FGTS	45,331,663	-	45,331,663
PIBB - Fund	2,840,426	-	2,840,426
Institutional investors	1,017,710,153	-	1,017,710,153
Retail investors in Brazil	324,150,801	-	324,150,801
Brazilian Government (Golden Share)	-	12	12
Shares outstanding	5,129,910,942	12	5,129,910,954
Shares in treasury	154,563,828	-	154,563,828
Total issued shares	5,284,474,770	12	5,284,474,782

Share capital per class of shares (in millions)	61,614	-	61,614

Total authorized shares	7,000,000,000	-	7,000,000,000

b) Shares in treasury

In March 2020 and 2019, the Company used 1,628,485 and 2,024,059 treasury shares, respectively, to pay the Matching program of its eligible executives, in the amount of US$14 and US$22, respectively, recognized as “assignment and transfer of shares”.

39

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

24.        Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, stockholders and its related entities and key management personnel of the Company. Transactions between the parent company and its subsidiaries are eliminated on consolidation and are not disclosed in this note.

Related party transactions were made by the Company on terms equivalent to those that prevail in arm´s-length transactions, with respect to price and market conditions that are no less favorable to the Company than those arranged with third parties.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

Information about related party transactions and effects on the financial statements is set out below:

a)       Transactions with related parties

	Three-month period ended March 31,
	2020				2019
	Joint Ventures	Associates	Major stockholders	Total	Joint Ventures	Associates	Major stockholders	Total
Net operating revenue	69	61	32	162	64	68	44	176
Cost and operating expenses	(267)	(6)	-	(273)	(498)	(8)	-	(506)
Financial result	21	2	(23)	-	2	-	(30)	(28)

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads. Cost and operating expenses mostly relates to the variable lease payments of the pelletizing plants and the logistical costs for using the Nacala Logistic Corridor.

b)       Outstanding balances with related parties

	March 31, 2020				December 31, 2019
	Joint Ventures	Associates	Major stockholders	Total	Joint Ventures	Associates	Major stockholders	Total
Assets
Cash and cash equivalents	-	-	1,376	1,376	-	-	1,384	1,384
Accounts receivable	68	118	2	188	91	22	5	118
Dividends receivable	101	5	-	106	83	6	-	89
Loans (i)	1,865	-	-	1,865	1,919	-	-	1,919
Derivatives financial instruments	-	-	-	-	-	-	42	42
Other assets	80	-	-	80	65	-	-	65

Liabilities
Supplier and contractors	92	9	24	125	302	28	37	367
Loans (ii)	-	1,373	1,104	2,477	-	1,367	1,688	3,055
Derivatives financial instruments	-	-	91	91	-	-	64	64
Other liabilities	475	74	-	549	569	-	-	569

(i) Refers to the loan with Nacala BV.

(ii) Mainly relates to the loan from Pangea Emirates Ltd.

Major stockholders

Refers to regular financial instruments with large financial institutions of which the stockholders are part of the controlling “shareholders’ agreement”.

40

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

25.       Additional information about derivatives financial instruments

The risk of the derivatives portfolio is measured using the delta-Normal parametric approach and considers that the future distribution of the risk factors and its correlations tends to present the same statistic properties verified in the historical data. The value at risk estimate considers a 95% confidence level for a one-business day time horizon.

The following tables detail the derivatives positions for Vale and its controlled companies as of March 31, 2020, with the following information: notional amount, fair value including credit risk, gains or losses in the period, value at risk and the fair value breakdown by year of maturity.

a)	Foreign exchange and interest rates derivative positions

(i)	Protection programs for the R$ denominated debt instruments and other liabilities

To reduce cash flow volatility, swap and forward transactions were implemented to convert into US$ the cash flows from certain liabilities denominated in R$ with interest rates linked mainly to CDI, TJLP and IPCA. In those swaps, Vale pays fixed or floating rates in US$ and receives payments in R$ linked to the interest rates of the protected liabilities.

The swap and forward transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments and other liabilities linked to R$. These programs transform into US$ the obligations linked to R$ to achieve a currency offset in the Company’s cash flows, by matching its receivables - mainly linked to US$ - with its payables.

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2020	December 31, 2019	Index	Average rate	March 31, 2020	December 31, 2019	March 31, 2020	March 31, 2020	2020	2021	2022+

CDI vs. US$ fixed rate swap					(505)	(39)	(5)	41	(109)	(56)	(340)
Receivable	R$ 11,167	R$ 2,115	CDI	100.08%
Payable	US$ 2,652	US$ 558	Fix	2.07%

TJLP vs. US$ fixed rate swap					(185)	(75)	(7)	10	(35)	(48)	(102)
Receivable	R$ 2,027	R$ 2,111	TJLP +	1.15%
Payable	US$ 572	US$ 601	Fix	2.99%

R$ fixed rate vs. US$ fixed rate swap					(114)	(18)	(21)	8	2	(63)	(53)
Receivable	R$ 2,060	R$ 2,173	Fix	6.11%
Payable	US$ 551	US$ 604	Fix	0.24%

IPCA vs. US$ fixed rate swap					(176)	46	(6)	11	(10)	(80)	(86)
Receivable	R$ 2,507	R$ 2,826	IPCA +	5.06%
Payable	US$ 662	US$ 759	Fix	4.01%

IPCA vs. CDI swap					80	105	-	2	46	5	29
Receivable	R$ 1,660	R$ 1,634	IPCA +	6.62%
Payable	R$ 1,350	R$ 1,350	CDI	98.57%

	Notional				Fair value		Value at Risk	Fair value by year
Flow	March 31, 2020	December 31, 2019	Bought / Sold	Average rate	March 31, 2020	December 31, 2019	March 31, 2020	2020+

Forward	R$659	R$ 121	B	5.81	(8)	1	3	(8)

41

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(ii) Protection program for EUR denominated debt instruments

To reduce the cash flow volatility, swap transactions were implemented to convert into US$ the cash flows from certain debt instruments issued in Euros by Vale. In those swaps, Vale receives fixed rates in EUR and pays fixed rates in US$.

The swap transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to EUR. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to EUR/US$ exchange rate.

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2020	December 31, 2019	Index	Average rate	March 31, 2020	December 31, 2019	March 31, 2020	March 31, 2020	2020	2021	2022+

EUR fixed rate vs. US$ fixed rate swap					(63)	(35)	(6)	5	-	(6)	(57)
Receivable	€500	€500	Fix	3.75%
Payable	US$ 613	US$ 613	Fix	4.29%

(iii) Protection program for Libor floating interest rate US$ denominated debt

To reduce the cash flow volatility, swap transactions were implemented to convert Libor floating interest rate cash flows from certain debt instruments issued by Vale into fixed interest rate. In those swaps, Vale receives floating rates and pays fixed rates in US$.

	Notional				Fair value		Value at Risk	Fair value by year
Flow	March 31, 2020	December 31, 2019	Index	Average rate	March 31, 2020	December 31, 2019	March 31, 2020	2020	2021	2022

Libor vs. US$ fixed rate swap					-	-	-	-	-	-
Receivable	US$ 100	-	Libor 3M	-
Payable	US$ 100	-	Fix	0.50%

b) Commodities derivative positions

(i)	Protection program for the purchase of fuel oil used on ships

In order to reduce the impact of fluctuations in fuel oil prices on the hiring and availability of maritime freight and, consequently, to reduce the Company’s cash flow volatility, hedging operations were carried out through options contracts on Brent Crude Oil and Gasoil (10ppm) for different portions of the exposure.

The derivative transactions were negotiated over-the-counter and the protected item is part of the Vale’s costs linked to the price of fuel oil used on ships. The financial settlement inflows/outflows are offset by the protected items’ losses/gains.

Brent Crude Oil Options

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2020	December 31, 2019	Bought / Sold	Average strike (US$/bbl)	March 31, 2020	December 31, 2019	March 31, 2020	March 31, 2020	2020

Call options	9,906,000	7,048,500	B	71	2	11	-	-	2
Put options	9,906,000	7,048,500	S	46	(141)	(4)	(14)	8	(141)
Total					(139)	7	(14)	8	(139)

42

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Gasoil Options

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2020	December 31, 2019	Bought / Sold	Average strike (US$/bbl.)	March 31, 2020	December 31, 2019	March 31, 2020	March 31, 2020	2020

Call options	9,610,500	7,710,750	B	89	1	6	-	-	1
Put options	9,610,500	7,710,750	S	57	(161)	(3)	(21)	10	(161)
Total					(160)	3	(21)	10	(160)

(ii) Protection programs for base metals raw materials and products

Nickel Revenue Hedging Program

In 2019, to reduce the volatility of its future cash flows arising from changes in nickel prices, the company implemented a Nickel Revenue Hedging Program. Under this program, hedge operations were executed using option contracts to protect a portion of the highly probable forecast sales at floating prices, thus establishing a cushion to guarantee prices above our Nickel Average Unit Cash Cost and investments for the hedged volumes and hedge accounting treatment is given to this program.

In March 2020, 73,734 options were sold, leading to the partial discontinuation of the hedge accounting program. The cumulative gain recognized in the cash flow hedge reserve until the settlement of the option contracts will be reclassified to the income statement as the Company recognizes the revenue from nickel sales (hedged item).

On April 1, 2020 (subsequent event), the nickel hedge accounting program was fully settled.

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2020	December 31, 2019	Bought / Sold	Average strike (US$/ton)	March 31, 2020	December 31, 2019	March 31, 2020	March 31, 2020	2020	2021

Nickel Revenue Hedging Program
Call options	2,250	75,984	S	19,188	-	(12)	-	-	-	-
Put options	2,250	75,984	B	16,000	10	162	282	1	10	-
Total					10	150	282	1	10	-

43

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Palladium Revenue Hedging Program

To reduce the volatility of its future cash flows arising from changes in palladium prices, the Company implemented a Palladium Revenue Hedging Program. Under this program, hedge operations were executed using forwards and option contracts to protect a portion of the highly probable forecast sales at floating prices. A hedge accounting treatment is given to this program.

The derivative transactions under the program are negotiated over-the-counter and the financial settlement inflows/outflows are offset by the protected items’ losses/gains due to palladium price changes.

	Notional (t oz)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2020	December 31, 2019	Bought / Sold	Average strike (US$/t oz)	March 31, 2020	December 31, 2019	March 31, 2020	March 31, 2020	2020	2021

Palladium Revenue Hedging Program
Palladium Forwards	14,400	-	S	2,249	(1)	-	1	1	(1)	-

Call Options	14,400	-	S	2,387	(8)	-	-	1	(4)	(4)
Put Options	14,400	-	B	2,050	7	-	-	-	3	4
Total					(2)	-	1	2	(2)	-

c) Freight derivative positions

To reduce the impact of maritime freight price volatility on the Company’s cash flow, freight hedging transactions were implemented, through Forward Freight Agreements (FFAs). The protected item is part of Vale’s costs linked to maritime freight spot prices. The financial settlement inflows/outflows of the FFAs are offset by the protected items’ losses/gains due to freight prices changes.

The FFAs are contracts traded over the counter and can be cleared through a Clearing House, in this case subject to margin requirements.

	Notional (days)				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2020	December 31, 2019	Bought / Sold	Average strike (US$/day)	March 31, 2020	December 31, 2019	March 31, 2020	March 31, 2020	2020+

Freight forwards	1,870	1,050	B	12,035	-	-	(4)	1	-

44

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

d) Wheaton Precious Metals Corp. warrants

The Company owned warrants issued by Wheaton Precious Metals Corp. (WPM), a Canadian company with stocks negotiated on the Toronto Stock Exchange and the New York Stock Exchange. Such warrants have payoff similar to that of an American call option and were received as part of the payment regarding the sale of part of gold payable flows produced as a sub product from Salobo copper mine and some nickel mines in Sudbury. In February 2020, the Company sold all of its warrants of Wheaton (equivalent to 10,000,000 common shares) for US$ 2.50 per warrant, totaling US$ 25 million.

	Notional (quantity of warranties)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2020	December 31, 2019	Bought / Sold	Average strike (US$/share)	March 31, 2020	December 31, 2019	March 31, 2020	March 31, 2020	2023

Call options	-	10,000,000	B	-	-	26	25	-	-

e) Debentures convertible into shares of Valor da Logística Integrada (“VLI”)

The Company has debentures which lenders have the option to convert the outstanding debt into a specified quantity of VLI’s shares, owned by the Company. This option may be fully, or part exercised, upon payment to the Company of the strike price, considering the terms, conditions and other limitations existing in the agreement, at any time and at the discretion of the creditor, as of December 2017 until the maturity date of the debentures, December 2027.

	Notional (quantity)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2020	December 31, 2019	Bought / Sold	Average strike (R$/share)	March 31, 2020	December 31, 2019	March 31, 2020	March 31, 2020	2027

Conversion options	140,239	140,239	S	7,221	(32)	(51)	-	2	(32)

f) Option related to SPCs Casa dos Ventos

The Company acquired in January 2019 a call option related to shares of the special purpose companies Ventos de São Bento Energias Renováveis, Ventos São Galvão Energias Renováveis and Ventos de Santo Eloy Energias Renováveis (SPCs Casa dos Ventos), which are part of the wind farm of Folha Larga Sul project, in Campo Formoso, Bahia. This option was acquired in the context of the Company's signing of electric power purchase and sale agreements with Casa dos Ventos, supplied by this wind farm.

	Notional (quantity)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2020	December 31, 2019	Bought / Sold	Average strike (R$/share)	March 31, 2020	December 31, 2019	March 31, 2020	March 31, 2020	2022

Call option	137,751,623	137,751,623	B	2.69	24	24	-	2	24

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Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

g) Embedded derivatives in contracts

In August 2014 the Company sold part of its stake in Valor da Logística Integrada (“VLI”) to an investment fund managed by Brookfield Asset Management ("Brookfield"). The sales contract includes a clause that establishes, under certain conditions, a minimum return guarantee on Brookfield's investment until August 2020. This clause is considered an embedded derivative, with payoff equivalent to that of a put option.

	Notional (quantity)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2020	December 31, 2019	Bought / Sold	Average strike (R$/share)	March 31, 2020	December 31, 2019	March 31, 2020	March 31, 2020	2027

Put option	1,105,070,863	1,105,070,863	S	4.04	(69)	(69)	-	31	(69)

The Company has some nickel concentrate and raw materials purchase agreements in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2020	December 31, 2019	Bought / Sold	Average strike (US$/ton)	March 31, 2020	December 31, 2019	March 31, 2020	March 31, 2020	2020

Nickel forwards	1,533	1,497	S	12,691	(1)	2	-	1	(1)
Copper forwards	881	1,009	S	5,637	-	-	-	-	-
Total					(1)	2	-	1	(1)

The Company has also a natural gas purchase agreement in which there´s a clause that defines that a premium can be charged if the Company’s pellet sales prices trade above a pre-defined level. This clause is considered an embedded derivative.

	Notional (volume/month)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2020	December 31, 2019	Bought / Sold	Average strike (US$/ton)	March 31, 2020	December 31, 2019	March 31, 2020	March 31, 2020	2020	2021+

Call options	746,667	746,667	S	233	-	(1)	-	-	-	-

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Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

h) Sensitivity analysis of derivative financial instruments

The following tables present the potential value of the instruments given hypothetical stress scenarios for the main market risk factors that impact the derivatives positions. The scenarios were defined as follows:

- Probable: the probable scenario was defined as the fair value of the derivative instruments as at March 31, 2020

-	Scenario I: fair value estimated considering a 25% deterioration in the associated risk variables
-	Scenario II: fair value estimated considering a 50% deterioration in the associated risk variables

Instrument	Instrument's main risk events	Probable	Scenario I	Scenario II

CDI vs. US$ fixed rate swap	R$ depreciation	(505)	(1,174)	(1,842)
	US$ interest rate inside Brazil decrease	(505)	(546)	(589)
	Brazilian interest rate increase	(505)	(540)	(577)
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

TJLP vs. US$ fixed rate swap	R$ depreciation	(185)	(336)	(487)
	US$ interest rate inside Brazil decrease	(185)	(191)	(197)
	Brazilian interest rate increase	(185)	(199)	(212)
	TJLP interest rate decrease	(185)	(198)	(211)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	(114)	(249)	(384)
	US$ interest rate inside Brazil decrease	(114)	(117)	(120)
	Brazilian interest rate increase	(114)	(122)	(129)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

IPCA vs. US$ fixed rate swap	R$ depreciation	(176)	(354)	(532)
	US$ interest rate inside Brazil decrease	(176)	(185)	(195)
	Brazilian interest rate increase	(176)	(197)	(218)
	IPCA index decrease	(176)	(187)	(198)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

IPCA vs. CDI swap	Brazilian interest rate increase	80	76	72
	IPCA index decrease	80	78	76
Protected item: R$ denominated debt linked to IPCA	IPCA index decrease	n.a.	(78)	(76)

EUR fixed rate vs. US$ fixed rate swap	EUR depreciation	(63)	(216)	(370)
	Euribor increase	(63)	(63)	(63)
	US$ Libor decrease	(63)	(65)	(67)
Protected item: EUR denominated debt	EUR depreciation	n.a.	216	370

US$ floating rate vs. US$ fixed rate swap	US$ Libor decrease	-	(1)	(1)
Protected item: Libor US$ indexed debt	US$ Libor decrease	n.a.	1	1

NDF BRL/USD	R$ depreciation	(8)	(42)	(76)
	US$ interest rate inside Brazil decrease	(8)	(10)	(11)
	Brazilian interest rate increase	(8)	(15)	(23)
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

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Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Instrument	Instrument's main risk events	Probable	Scenario I	Scenario II

Fuel oil protection
Options	Price input decrease	(298)	(459)	(634)
Protected item: Part of costs linked to bunker oil prices	Price input decrease	n.a.	459	634

Maritime Freight protection
Forwards	Freight price decrease	-	(6)	(11)
Protected item: Part of costs linked to maritime freight prices	Freight price decrease	n.a.	6	11

Nickel Revenue Hedging Program
Options	Nickel price increase	10	4	-
Protected item: Part of nickel future revenues	Nickel price increase	n.a.	(4)	-

Palladium Revenue Hedging Program
Options	Palladium price increase	(2)	(18)	(34)
Protected item: Part of palladium future revenues	Palladium price increase	n.a.	18	34

Conversion options - VLI	VLI stock value increase	(32)	(53)	(80)

Option - SPCs Casa dos Ventos	SPCs Casa dos Ventos stock value decrease	24	11	2

Instrument	Main risks	Probable	Scenario I	Scenario II

Embedded derivatives - Raw material purchase (nickel)	Nickel price increase	(1)	(3)	(8)
Embedded derivatives - Raw material purchase (copper)	Copper price increase	-	(1)	(2)
Embedded derivatives - Gas purchase	Pellet price increase	-	-	(1)
Embedded derivatives - Guaranteed minimum return (VLI)	VLI stock value decrease	(69)	(267)	(464)

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Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

i)        Financial counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents as well as short-term investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings published by agencies Moody’s and S&P regarding the main financial institutions that we hire derivative instruments, cash and cash equivalents transactions.

Long term ratings by counterparty	Moody’s	S&P	Long term ratings by counterparty	Moody’s	S&P
ABN Amro	A1	A	Deutsche Bank	A3	BBB+
Agricultural Bank of China	A1	A	Goldman Sachs	A3	BBB+
ANZ Australia and New Zealand Banking	Aa3	AA-	HSBC	A2	A
Banco ABC	Ba3	BB-	Industrial and Commercial Bank of China	A1	A
Banco Bradesco	Ba3	BB-	ING	Baa1	BBB
Banco do Brasil	Ba3	BB-	Intesa Sanpaolo Spa	Baa1	BBB
Banco do Nordeste do Brasil SA	Ba3	BB-	JP Morgan Chase & Co	A2	A-
Banco Itaú Unibanco	Ba3	BB-	Macquarie Group Ltd	A3	BBB+
Bank Mandiri	Baa2	BBB-	Mega International Commercial Bank	A1	A
Banco Santander	A2	A	Millenium BIM	A1	A-
Banco Votorantim	Ba3	BB-	Bank of Tokyo Mitsubishi UFJ	A1	A-
Bancolombia	Baa2	BB+	Mitsui & Co	A1	A-
Bank of America	A2	A-	Mizuho Financial	A1	A-
Bank of China	A1	A	Morgan Stanley	A3	BBB+
Bank of Montreal	Aa2	A+	Muscat Bank	Ba3	BB-
Bank of Nova Scotia	A2	A+	National Australia Bank	Aa3	AA-
Bank of Shanghai	Baa2	-	National Bank of Canada	Aa3	A
Bank Rakyat Indonesia (BRI)	Baa2	BBB-	National Bank of Oman	Ba3	-
Banpara	-	BB-	Natixis	A1	A+
Barclays	Baa2	BBB	Rabobank	Aa3	A+
BBVA Banco Bilbao Vizcaya Argentaria	A3	A-	Royal Bank of Canada	Aa2	AA-
BNP Paribas	Aa3	A+	Banco Safra	Ba3	BB-
BTG Pactual	Ba3	BB-	Societe Generale	A1	A
Caixa Econômica Federal	Ba3	BB-	Standard Bank Group	Ba2	-
Calyon	Aa3	A+	Standard Chartered	A2	BBB+
China Construction Bank	A1	A	Sumitomo Mitsui Financial	A1	A-
CIBC Canadian Imperial Bank	Aa2	A+	Toronto Dominion Bank	Aa3	AA-
CIMB Bank	Baa1	A-	UBS	Aa3	A-
Citigroup	A3	BBB+	Unicredit	Baa1	BBB
Credit Suisse	Baa2	BBB+	United Overseas Bank	Aa1	AA-

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2020	Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Head of Investor Relations

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